    As filed with the Securities and Exchange Commission on October 19, 2001

                                                      Registration No. 333-51542

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT No. 3

                                       TO
                                    FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            PARTNERS IN CARE, CORP.
             (Exact name of registrant as specified in its charter)

          NEW JERSEY                           621399                       22-2727271
(State or other jurisdiction of     (Primary Standard Industrial         (I.R.S. employer
incorporation or organization)        Classification Code No.)          Identification No.)



                      100 FRANKLIN SQUARE DRIVE, SUITE 300
                               SOMERSET, NJ 08873
                                 (732) 805-0400
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)
                                 ---------------
                                Dennis G. Wilson
                      President and Chief Executive Officer
                             Partners In Care, Corp.
                      100 Franklin Square Drive, Suite 300
                               Somerset, NJ 08873
                                 (732) 805-0400
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 ---------------
                        Copies of all communications to:

                             W. Raymond Felton, Esq.
               Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP
                                  P.O Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
Title of Each Class of           Amount to Be      Proposed               Proposed               Amount of
Securities to Be Registered      Registered        Maximum Offering       Maximum Aggregate      Registration Fee
                                                   Price per Unit (1)     Offering Price (1)
-----------------------------------------------------------------------------------------------------------------------
Class A Common Stock             50,000 shares     $42.00                 $2,100,000             $525.00 (2)
-----------------------------------------------------------------------------------------------------------------------
Class C Common Stock             20,000 shares     $42.00                 $840,000               $210.00
-----------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933.


(2) Previously paid.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the securities and exchange commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.



                  SUBJECT TO COMPLETION, DATED OCTOBER 19, 2001

                                   PROSPECTUS




                              50,000 Shares Class A
                              20,000 Shares Class C

                             PARTNERS IN CARE, CORP.
                                  Common Stock




         We are making a public offering of shares of our Class A and Class C common stock. The public offering price is $42.00 per share.

         There is no underwriter, escrow agent or minimum level of proceeds that must be reached before acceptance of any sales.


         See "Risk Factors" beginning on page 6 for certain considerations relevant to an investment in the common stock.

         There has been and there will continue to be no trading market for the Class A or the Class C common stock.

                                                -------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.


===============================================================================================
                                            Offering Price            Proceeds to Company(1)
-----------------------------------------------------------------------------------------------
Per Share .....................             $       42.00             $       42.00
-----------------------------------------------------------------------------------------------

Total .........................             $2,940,000.00             $2,940,000.00
===============================================================================================


(1)      Before deducting estimated expenses of $200,000.00.

                       -----------------------------------


         The shares are being offered by Partners In Care, Corp., except for 7,500 Class A shares held by existing shareholders.


                  The date of this Prospectus is ________, 2001

                                TABLE OF CONTENTS


                                                                                   Page
                                                                                   ----

PROSPECTUS SUMMARY..................................................................2

THE OFFERING........................................................................4

RISK FACTORS........................................................................6

USE OF PROCEEDS....................................................................13

PLAN OF DISTRIBUTION...............................................................13

SELLING SHAREHOLDERS...............................................................14

DIVIDEND POLICY....................................................................16

CAPITALIZATION.....................................................................17

DILUTION...........................................................................17

SELECTED FINANCIAL DATA............................................................18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS..........................................................19

BUSINESS...........................................................................26

MANAGEMENT.........................................................................34

PRINCIPAL SHAREHOLDERS.............................................................40

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS...............................41

DESCRIPTION OF CAPITAL STOCK.......................................................41

SHARES ELIGIBLE FOR FUTURE SALE....................................................43

LEGAL MATTERS......................................................................43

EXPERTS............................................................................43

WHERE YOU CAN FIND MORE INFORMATION................................................43

                               PROSPECTUS SUMMARY


                                   The Company



         We are a management services organization or MSO that manages the relationships between physicians and other health care providers on the one hand and Health Maintenance Organizations (HMO'S) and/or self-insured employers on the other. We contract with HMO's, large provider organizations, St. Peter's University Hospital in New Brunswick, New Jersey, other hospitals and individual doctors and specialists to provide higher quality, less expensive health care services by implementing performance-based incentive arrangements. We provide support for performance-based incentive contracting with HMO's and self-insured employers. We negotiate and manage performance-based incentive arrangements and we assume the financial business risk associated with the provision of health care services by health care providers to enrollees.

         The United Medical Group, P.C. is a professional corporation whose shareholders are physicians. Some of these same shareholder physicians are also our shareholders. We have a contract with the United Medical Group to provide health care services to enrollees of HMO's, such as Aetna U.S. Healthcare, Inc., with whom we also have a contractual relationship. Our enrollee-members' employers pay their health insurance premiums to Aetna and we arrange for these members to have access to a network of providers, through the physicians in the United Medical Group and other physicians groups. As part of a performance-based incentive program, we retain a large percentage of the premiums received by Aetna. A portion of the surplus funds derived from performance-based incentive contracts with participating physicians is set aside and put into a "risk pool," which is then distributed to those health care providers who have successfully improved the quality of care without increasing the medical cost of that care. As part of our arrangement with Aetna we bear the risk that enrollees will require and receive more health care services than the funds provided to us by Aetna to cover those services.

         Through our contractual relationship with United Medical Group (UMG), we arrange for employees of St. Peter's University Hospital, with which we also have a contract, to have access to the UMG network of providers.


         We also act as a general manager for the administrative and management services of self-insured employer health plans. These services include financial and information management, provider network and medical management, and reinsurance management among others. We plan to increase our existing product lines and expand into new product lines in this division.

         Although we continue to provide administrative services to a small number of physicians' offices, physician practices, physician professional corporations and primary care centers, we are de-emphasizing this line of business in our strategic planning.


         We are a private corporation whose current shareholders are certain physician members of the United Medical Group, P.C. and St. Peter's University Hospital. We are structured to ensure equal physician representation on our Board of Directors and up to 50 percent ownership by physicians. Physicians are full partners in planning, implementing and continuously improving corporate performance. We believe that the shared governance is one of the key reasons for our success. In keeping with this philosophy, we require a super-majority vote for certain decisions, including the following: any change in our certificate of incorporation or by-laws, approval of managed care contracts or provider agreements, a sale of the company or any loan or guarantee arrangement for purchase of physician practices.

         We were incorporated in New Jersey in 1995. Our executive office is located at 100 Franklin Square Drive, Suite 300, Somerset, New Jersey 08873 and our telephone number is (732) 805-0400.

                                  THE OFFERING



  Common Stock offered.....................................     50,000 Shares of Class A, offered in 100
                                                                share increments, which is the maximum
                                                                number of shares that may be purchased
                                                                by any physician, and 20,000 Shares of
                                                                Class C, offered in one (1) share
                                                                increments.

  Common Stock to be outstanding after the Offering........     50,000 Shares of Class A, 177,500 Shares
                                                                of Class B and 20,000 Shares of Class C,
                                                                all of which Class B Shares and 7,500 of
                                                                which Class A Shares are currently
                                                                outstanding.

  Use of Proceeds..........................................     To maintain capital reserves.

Holders of Class A common stock are entitled to one (1) vote for every one hundred (100) shares of Class A common stock held. Holders of Class B common stock are entitled to one (1) vote for every one hundred (100) shares of Class B common stock held. Holders of Class C common stock are not entitled to vote on any matter on which the shareholders of the Corporation are entitled to vote.

                             Summary Financial Data

         The following summary financial data should be read in conjunction with the financial statements and related notes thereto included in this prospectus and our "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations and balance sheet data for each of the years ended December 31, 2000, 1999, 1998 and 1997 have been derived from our audited financial statements. The statement of operations and balance sheet data for the year ended December 31, 1996 has been derived from our unaudited financial statements.


                                Six Months Ended                                  Year Ended
                                    June 30                                       December 31
                                     2001        2000        2000        1999        1998       1997        1996
                                     ----        ----        ----        ----        ----       ----        ----
Statement of Operations Data:                                       (in thousands)

Revenue                             $39,379     $25,834     $62,823     $31,937    $16,103     $ 8,080     $ 1,830
Expenses                             37,482      25,213      60,381      31,112     15,872       9,097       2,976
                                                            -------     -------    -------     -------     -------
          Income from Operations      1,897         621       2,442         825        231      (1,017)     (1,146)
Other (Expense) Income - Net           (815)        (12)         76         (34)       (62)       --          --
                                    -------                 -------     -------    -------     -------     -------
           Net Income (Loss)        $ 1,082     $   609     $ 2,518     $   791    $   169     $(1,017)    $(1,146)
                                    =======                 =======     =======    =======     =======     =======

                              2001      2000      2000      1999      1998       1997      1996
                              ----      ----      ----      ----      ----       ----      ----

Balance Sheet Data:

Cash and Cash Equivalents    $ 2,951   $ 1,354   $ 1,554   $   549   $   921   $   385   $    18
                                                 =======   =======   =======   =======   =======
Total Assets                 $47,219   $38,804   $43,963   $22,421   $11,767   $ 6,899   $ 1,831
                                                 =======   =======   =======   =======   =======
Working Capital              $ 6,329   $ 4,203   $ 4,896   $ 2,996   $ 1,444   $ 1,368   $  (161)
                                                 =======   =======   =======   =======   =======
Total Liabilities            $40,935   $35,520   $38,769   $19,752   $ 9,997   $ 5,350   $   790
                                                 =======   =======   =======   =======   =======
Total Stockholders' Equity   $ 6,284   $ 3,284   $ 5,194   $ 2,669   $ 1,770   $ 1,549   $ 1,041
                                                 =======   =======   =======   =======   =======

                                  RISK FACTORS


     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all other information in this prospectus, before you decide to buy our common stock. If any of the following risks occur, our business, results of operations and financial condition could be harmed, the value of our common stock could decline and you could lose all or part of your investment.



Termination of our contract with the United Medical Group or of our contracts with other physicians' groups could seriously disrupt our revenue stream and profits and therefore jeopardize our financial well being.

     A small number of health services provider groups makes up a large portion of our customer base. The members of United Medical Group, P.C. constitute the vast majority of our health services providers pursuant to a contract. Although we have the right to terminate the contract in the event that United Medical Group materially breaches its contractual obligations, we would still be responsible for contracting with physician groups to provide services to enrollees. Thus, the likelihood that we would terminate the contract is remote. However, should United Medical Group or we fail to properly monitor the performance of the physicians performing services for the enrollees, and if those physicians' performances were below the standards required by our contracts, we or United Medical Group might have to terminate contracts with those physicians. The physicians in these groups could also decide to cease practicing medicine entirely. Alternatively, due to the heavy regulation of the managed care environment or for any other reason, the primary care physicians in these groups could determine that they no longer wish to contract with HMO's, which would significantly diminish our customer base. Because we contract with such a relatively small number of physicians' groups, the termination of any group of primary care physicians, and the consequent termination of the revenue stream from that group, could have a serious impact on our financial condition.

Physicians' groups, with which we currently have contracts, could establish their own management services organizations, which would threaten our current revenue stream and jeopardize our financial well being.

     Of the covered lives that are our primary source of revenue, approximately 50% are under the care of four physician groups. The risk exists that those four physician groups could establish their own management services organization and cease using our services. Although other primary care physicians and other physician groups exist that could replace current medical services providers, establishing contracts with those providers could be both costly and time-consuming and could have an adverse effect on our revenue stream.

The non-renewal of the Aetna U.S. Health Care contract, which provides the majority of our annual revenue, could have a serious impact on our financial condition.

     Our contract with Aetna U.S. Health Care comprises a large portion of our annual revenue. Our contract with Aetna expires in 2003 and if it is not renewed, we will lose a source of revenue that currently constitutes approximately 85% of our revenue. For any number of reasons, including that we make up a large proportion of Aetna's customer base in New Jersey and that it could determine that it would be financially worthwhile for it to arrange to perform the services now provided by us, Aetna could decide not to continue pursuing performance-based incentive contracting arrangements with MSO's such as us. Such a decision would significantly reduce our revenue stream and profits. Moreover, if we are unable to deliver a more administratively efficient model, performance-based incentive contracts may become less valuable to providers and to HMO's, lessening the likelihood of our being able to initiate, renew and maintain those contracts.


We could be replaced by HMO's with greater financial resources that would permit them to supply our services in a more efficient manner.

     The health care industry is a crowded field where sources of income are finite. We do not deliver medical services but merely arrange for HMO enrollees to have access to a network of providers. The majority of our revenue comes from performance-based incentive contracts, whereby we receive a portion of the premium paid by enrollees' employers to their HMO, in return for which we assume the financial risk of medical costs exceeding premiums received. As such, we are in competition with HMO's that, like us, seek a share of the limited revenues available to those in the health care industry. HMO's, generally, are larger than us, have been in business longer than we have, and have greater resources and larger capital reserves than we do. The size and financial resources of HMO's, as compared to us, could result in their deciding to cease using companies like us and to establish their own divisions to perform the services we now provide.


Our limited operating history makes it difficult to evaluate our business.

     We were organized in January 1995 and have a short operating history since 1996. During this period our revenues have increased from $1.8 million in 1996 to $62.8 million in 2000 and our expenses have increased from $3.0 million in 1996 to $60.4 million in 2000. You should be aware that difficulties are typically encountered by a relatively young enterprise with growth rates of approximately 100% per year. We do not expect our growth to continue at the same rate indefinitely, and any additional growth in our business depends on successful marketing to payors, employer groups and individuals, an expanding base of physicians willing to provide services to us, and other health care providers entering into provider agreements with us.



Heightened competition could hamper the growth of our market share and reduce our revenues and profits.

     The business of providing health care related services is characterized by intense competition, evolving industry standards and new product introductions. Primary and specialty care physicians are beginning to form organizations, called organized delivery systems, to effectively compete for managed care contracts. Several organized delivery systems coordinating to provide a full continuum of medical services in a one-stop shopping environment are known as integrated delivery systems. Many companies, including physician practice management companies like us, have been organized to employ clinical physicians or provide services to individual practice associations, which are associations of independent physicians. Large hospitals, other multi-specialty clinics and health care companies, health maintenance organizations and insurance companies are also involved in activities similar to ours. Our current and prospective competitors include Osler Health, Inc. and PhyCor, Inc. as well as other integrated delivery systems, physician hospital organizations, and organized delivery systems, prepaid medical plans and conventional health insurers. In addition, several small provider groups may have the ability to aggregate their efforts, particularly if supported by an entity that already has a local or national presence in the market, which could cause increased competition for us. Many of these competitors have been in existence for a significant period of time and have substantially greater financial, sales, marketing and other resources and more extensive product development programs than those which we have implemented. In addition, other firms with resources and capital greater than ours may enter into competition with us in the future by providing, for example, alternative health care delivery systems or by offering greater benefits for a lower fee or charge. We may not be able to compete successfully against such future competitors which may result in loss of market share and lower revenues and profits.


Our long-term growth strategy depends not only on increases in enrollment under current contracts but also on increases in the number of HMO contracts that we service.

     To continue to grow and increase our profitability, we depend to a large extent on the continued increase in the number of HMO enrollees who participate in our physician networks. Our HMO enrollment has increased 50.1%, 124.9% and 57.7% for 1998, 1999 and 2000 respectively. Future growth may come from affiliation with additional physicians, increased enrollment in HMO's currently contracting with us and agreements with additional HMO's. We may not succeed in identifying and integrating additional medical groups or in increasing the number of enrollees. A decline in enrollees in HMO's could reduce our cash flows, and could have a negative impact on our financial condition. Affiliated physicians may decline to enter into HMO agreements that we have negotiated on their behalf or may enter into contracts to provide medical services for our competitors. Failure by us to recruit new physicians and retain our current physicians and/or HMO enrollees in our physician networks would reduce our revenue streams, have a negative impact on our operating results, cash flows and financial condition.


Medically unnecessary and excessive use of health care services may increase our expenses more than the revenues we receive for providing health care services.

     We have implemented a system for management of physician services. Supplementing the case management system are "risk pools." Risk pools consist of surplus funds derived from performance-based incentive contracts and are based upon a net surplus from these contracts. The risk pool serves as an incentive to health care providers to reduce the amount of unnecessary medical treatments prescribed and the risk pool is distributed to those health care providers who have successfully improved the quality of care without increasing the medical cost of that care. Our experience under the risk pool model has been successful in that surpluses before distributions were $4.3 million and $1.9 million for the years ended December 31, 2000 and 1999, respectively. Notwithstanding the risk pools and other efforts to reduce over-utilization and unnecessary use of health care services, such as oversight by our Medical Directors and Medical Management Committee, and bearing in mind that we are statutorily and contractually prohibited from controlling any medical decisions made by a health care provider, we may suffer serious adverse financial consequences as a result of the unnecessary utilization of all health care services.

Providing medical services involves inherent risks, including possible malpractice claims against our participating physicians which may exceed the limits of our insurance coverage and thereby threaten our financial condition.

     The physicians and physician groups that participate in our networks deliver medical services to the public and, therefore, are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. We neither control the practice of medicine by affiliated physicians nor monitor compliance with certain regulatory and other requirements directly applicable to physicians and physician groups. We maintain medical professional liability coverage with a $5,000,000 general aggregate and $3,000,000 coverage for each occurrence. Nevertheless, our insurance does not cover certain types of risks and liabilities and there can be no assurance that the limits of coverage that we maintain will be adequate to cover losses in all instances. We are typically indemnified under our service agreements for claims against the physicians and physician groups. However, successful malpractice claims asserted against the physicians and physician groups, the payors or us, could result in the loss of these physicians or physicians' groups, or could result in our being required to make payments in excess of our insurance coverage. Either outcome would result in a decrease in our revenue stream and net income and threaten our financial viability.


We operate in an environment that is heavily regulated by both the state and federal governments.


     Health care providers, MSO's and physician hospital organizations are subject to intensive state and federal government regulation. It is anticipated that there may be extensive additional changes to state and federal regulation of health care providers, MSO's, physician hospital organizations, insurers and HMO's over the next several years.

     The nature of our business is, in some respects, complementary to that of an insurance company. Should the State of New Jersey determine that we are sufficiently similar such that we should be regulated in like fashion to an insurance company, the capital requirements that might be imposed could have an impact on our ability to operate and compete successfully.

     The State of New Jersey formerly regulated the rates that hospitals could charge for the services they render. However, effective January 1, 1992, the establishment of hospital rates in New Jersey was deregulated, and hospitals are free to set their own charges and/or negotiate rates for their services. Deregulation has increased competition among hospitals for business. Although this may enhance our ability to negotiate favorable fee schedules with participating hospitals, the increased competition may have a negative impact upon the financial viability of certain hospitals with which we contract.


     In 1996, the United States Congress passed the Health Insurance Portability and Accountability Act, which became effective in 1998. To date, the Act has not affected the rules for, the cost of or the fees paid for the delivery of health care services. Accordingly, passage of the Act has not materially affected our results of operations. The Act will, however, require health care organizations such as ours to implement significant changes to their security and confidentiality policies and procedures, not only to protect each individual's health care information from being disclosed, but also to control access to each individual's information and protect it from accidental or intentional disclosure to unauthorized individuals.

     The history of health care regulation in New Jersey highlights some of the risks that businesses like ours face now and in the future. In late 1998, HIP Health Plan of New Jersey (the state's fourth largest HMO with approximately 8% of the New Jersey HMO market) and American Preferred Provider Plan (an HMO that specialized in Medicaid patients) both collapsed. As a result, the State Department of Banking and Insurance announced plans to change regulations so that all New Jersey HMO's operate under stricter financial control and tighter oversight by regulators. This may require HMO's in New Jersey to increase reserve requirements and increase administration costs relative to enhanced and more frequent financial reporting. These increased costs and reserve requirements could reduce our cash flows and threaten our financial condition.


     In September 1999, the New Jersey Legislature introduced several bills aimed at regulating managed care organizations' use of organized provider networks. The legislation targets organized delivery systems that provide, or arrange to provide, comprehensive or limited health care services or benefits to enrollees or contract-holders of an insurance carrier. An organized delivery system that does not assume financial risk would be required to obtain certification and become a certified organized delivery system. An organized delivery system that does assume financial risk would be required to obtain a license and become a licensed organized delivery system. Licensed organized delivery systems are subject to significant financial and reserve requirements, and both certified and licensed organized delivery systems require extensive information submittals to the State.


     We have met with Legislative and State officials to discuss the potential applicability of the proposed legislation and findings and we have determined that it may not be necessary for us to pursue either a certification or a license, or that the State, through its administrative process, may seek to regulate us. However, it is possible that managed care organizations could attempt to influence us to obtain a certification and/or license. In the event we are required to become a licensed organized delivery system, we would require additional capital to meet the additional reserve requirements, which could reduce our cash flows and have a negative impact on our financial condition.


     Finally, it is impossible to predict whether national reforms will be adopted or to forecast the impact that federal legislation, if enacted, may have on the health care delivery system.


We are subject to fraud and abuse laws particular to the health care industry, including Medicare and Medicaid laws.


     We are subject to federal and state Medicare and Medicaid laws that govern financial arrangements between health care providers. State and federal laws, commonly known as the Stark Laws, prohibit physicians from referring Medicare or Medicaid patients to an entity for certain designated health services if the physician has a prohibited financial relationship with such entity. Violation of these laws can result in civil and criminal penalties and exclusion from the Medicare and Medicaid programs.

     Although our doctors are encouraged to refer patients to St. Peter's University Hospital, which is our major shareholder, we are in full compliance with applicable laws. Our structure and arrangements with providers do not violate the Stark Laws or other fraud and abuse or anti-kickback laws. We do not separate out the annual cost of compliance with the Stark Laws from our other costs of doing business but believe the cost of compliance to be minimal. We cannot assure you that the interpretation of laws such as the Stark Laws will continue to be interpreted in such a way that we will continue to be in compliance. This area of law is constantly changing via interpretations and the additions of restrictions related to arrangements with physicians and other providers which may require us to change our relationships in the future.



Employment of competent management and other personnel familiar with the practice of medicine and the managed care environment is essential to the continued success of our business and we may not be able to employ or retain such personnel in the future.

     Our business and projected expansion depend to a significant degree on the continuing contributions of our key personnel. Our executive officers have all had extensive experience marketing and managing health care services. We also retain medical management advisors who have practiced medicine and have experience dealing with HMO's. We employ relatively few people. Accordingly, each employee has made significant contributions to our rapid growth and each employee has a material impact on our production capability. Replacing our employees with individuals of like experience would be difficult due to the small number of employees in this specific arena.


     We generally do not have employment contracts with our employees. We believe that our prospects depend, in large part, on our ability to retain our current employees and to attract and retain additional skilled managerial, medical, sales, marketing and administrative personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The loss of almost any of our current employees would require us to spend considerable time and money finding new personnel with similar experience. The failure to attract and retain additional key personnel would limit our ability to market and manage the services we offer, hurt our competitive position, and threaten our market share which could result in our having a lower revenue stream and profits.



We arbitrarily determined the offering price of the common stock in this offering and it may not bear any relationship to the actual value of our common stock.


     Our Board of Directors arbitrarily determined the offering price of $42.00 per share for our common stock. Its decision was based in part on estimated costs and expenses of operating an MSO, as well as costs of this offering and on a minority interest appraisal conducted by an outside business appraisal firm. Accordingly, the offering price does not necessarily bear any relationship to our present or future assets, earnings, book value or net worth and should not be considered to be an indication of the present or future value of our common stock.


Our certificate of incorporation and by-laws restrict the transferability of our Class A and Class C common stock and, due to such restrictions, owners of our common stock will have a very limited market in which to dispose of the stock.

     Our Class A common stock cannot be transferred by a shareholder to any non-qualifying person or entity. Only New Jersey professional corporations formed pursuant to N.J.S.A. 14A:17-1 et.seq. for the purspose of the practice of medicine or New Jersey licensed physicians, and which/who are fully credentialed members of UMG are eligible to purchase Class A common stock.
As a result of this restriction, and because we have no present intention of ever listing or including the Class A common stock on a stock exchange or quotation system: (i) there is no public or other trading market for our Class A common stock, and none is expected to develop; and (ii) our shareholders should be prepared to hold their common stock for so long as they are participating physicians with us. Moreover, there is no public or other trading market for our Class A common stock. In the future, we may register additional shares of certain of our securities, pursuant to the Securities Act of 1933, as amended, or undertake a limited private offering of securities exempt from the Securities Act's registration requirements. We may, however, redeem shares under certain circumstances, including when a physician leaves United Medical Group, departs the area or ceases to practice medicine.

     Although we are also offering 20,000 shares of our Class C common stock, we intend to use them for Incentive Stock Options and, therefore, those shares may not be purchased.



Because the book value per share of our common stock is substantially lower than the offering price, purchasers of our common stock through this offering will suffer an immediate and substantial dilution in the book value of their shares. In addition, if we redeem common stock under certain circumstances, it may not result in a return of a shareholder's full investment.


     The offering price of the common stock is substantially higher than the book value per share of the currently outstanding common stock. Purchasers of the common stock offered hereby will suffer immediate and substantial dilution of $6.92 per share in the net tangible book value of the common stock from the offering price (at an assumed offering price of $42.00 per share). Moreover, we may, at any time in the future, sell additional securities and/or rights to purchase such securities, grant warrants, stock options or other forms of equity-based incentive compensation to management and/or employees to attract and retain such personnel, or in connection with obtaining additional financing. Any of these actions would have a dilutive effect upon the shareholders' interests.

     Under certain circumstances we, or other shareholders, may redeem a shareholder's common stock and the purchase price shall be the price established by the annual valuation conducted by our independent financial consultant. You should be aware that the book value of our common stock immediately following completion of this offering will be less than the offering price. The purchasers in this offering will bear this dilution. Thus, if we redeem a shareholder's common stock, the shareholder should not expect to recover the offering price.


The proceeds from this offering will be used primarily to maintain capital reserves but such use is within the complete discretion of the Board of Directors.

     We intend to use the net proceeds from this offering primarily to maintain capital reserves and also for product development and marketing, capital expenditures, working capital, compliance with governmental regulations and general corporate purposes. The specific uses for the net proceeds will be at the complete discretion of our Board of Directors and may be allocated from time to time based upon a variety of circumstances. Our Board of Directors will not necessarily deploy such funds in a manner that will enhance shareholder value. Accordingly, potential purchasers of the securities being offered must depend on the judgment of the Board of Directors.


We have not declared or paid any dividends during our limited operating history and the decision to declare and pay such dividends is at the discretion of the Board of Directors.

     To date, we have not paid any cash dividends on our common stock. One reason for the limitation on dividends was because unless the common stock was registered with the New Jersey Bureau of

Securities and the United States Securities and Exchange Commission, the common stock was restricted in that we could not pay dividends and even if the book value of the common stock increased, the price of the common stock could not exceed $30.00 per share. We have filed a registration statement on Form S-1 with the New Jersey Bureau of Securities and the United States Securities and Exchange Commission to register the outstanding common stock and the common stock offered pursuant to this offering. The restrictions are therefore now inapplicable. The payment of future dividends, if any, will depend, among other things, on our results of operations, cash flows and financial condition and on such other factors as the Board of Directors may, in its discretion, consider relevant.




                                 USE OF PROCEEDS



     We estimate that the net proceeds from the sale of the 42,500 shares of Class A common stock and the 20,000 shares of Class C common stock in this offering by us will be approximately $2,425,000.00 at an assumed offering price of $42.00 per share after deducting estimated offering expenses. However, this is a "best efforts" offering and we may receive little or no proceeds from the offering.

     We intend to use the net proceeds from this offering primarily to maintain capital reserves and also for product development and marketing, capital expenditures, working capital, compliance with governmental regulations and general corporate purposes. The specific uses for the net proceeds will be at the complete discretion of our Board of Directors and may be allocated from time to time based upon a variety of circumstances. Our Board of Directors will not necessarily deploy such funds in a manner that will enhance shareholder value. Accordingly, potential purchasers of the securities being offered must depend on the judgment of the Board of Directors.




                              PLAN OF DISTRIBUTION



     The offering price of $42.00 per share was arbitrarily determined by the Board of Directors. There are presently no underwriting arrangements with respect to the sale of the shares; however, such arrangements may exist in the future.

     In accordance with the requirements of our By-Laws this offering is limited to those persons who are New Jersey licensed physicians or New Jersey professional corporations formed pursuant to N.J.S.A. 14A:17-1 et. seq for the purpose of the practice of medicine and who/which are fully credentialed as members of United Medical Group.

     This offering will terminate no later than two (2) years after its effective date, unless an amendment to this Registration Statement is filed.

                              SELLING SHAREHOLDERS

     The following is a list of the shareholders who own 7,500 shares of the 50,000 Class A common shares being offered in this statement and an estimate of their ownership assuming the remaining 42,500 shares are sold.

                                                                                               After Offering
                                              Nature of       Prior to Offering                  Completion
                                             Relationship  ------------------------      -----------------------
                                                With           # of                         # of
         Shareholder                           Company        Shares     % of Class         Shares     % of Class
         -----------                         -----------    ----------   -----------      ----------   ----------
Shalom Abboudi                                   None         100           1.33%             100          0.200%

Richard Akawie                                   None         100           1.33%             100          0.200%

Beth Balinski                                    None         100           1.33%             100          0.200%

Daniel Beim                                      None         100           1.33%             100          0.200%

Mark Butler                                      None         100           1.33%             100          0.200%

Anthony Catanese                                 None         100           1.33%             100          0.200%

Deborah Chen                                     None         100           1.33%             100          0.200%

Sheila Choubey                                   None         100           1.33%             100          0.200%

Richard Cohen                                    None         100           1.33%             100          0.200%

Stephen Cook                                     None         100           1.33%             100          0.200%

Michael Coyle                                    None         100           1.33%             100          0.200%

Richard Cytryn                                   None         100           1.33%             100          0.200%

Steven Deak                                      None         100           1.33%             100          0.200%

Louis Diemer                                   Director       100           1.33%             100          0.200%

Mark Feierstein                                  None         100           1.33%             100          0.200%

Robert Fein                                      None         100           1.33%             100          0.200%

Charles Franco                                   None         100           1.33%             100          0.200%

Steven Fried                                     None         100           1.33%             100          0.200%

Robert Glass                                     None         100           1.33%             100          0.200%

Michael Goldberg                                 None         100           1.33%             100          0.200%

Steven Goldberg                                Director       100           1.33%             100          0.200%

Marvin Goldman                                   None         100           1.33%             100          0.200%

Joel Goldsmith                                   None         100           1.33%             100          0.200%

Stephen Gordon                                   None         100           1.33%             100          0.200%

Renee Gross                                      None         100           1.33%             100          0.200%

David Harwood                                    None         100           1.33%             100          0.200%


Charles Highstein                                None         100           1.33%             100          0.200%

Jay Horowitz                                   Director       100           1.33%             100          0.200%

Timothy Hosea                                    None         100           1.33%             100          0.200%

Zofia Hrymoc                                     None         100           1.33%             100          0.200%

Thomas Hui                                       None         100           1.33%             100          0.200%

Amy Jaroslow                                     None         100           1.33%             100          0.200%

Otto Jorgensen                                   None         100           1.33%             100          0.200%

Nuzhat Karim                                     None         100           1.33%             100          0.200%

Melvin Katz                                      None         100           1.33%             100          0.200%

Irving Kaufman                                   None         100           1.33%             100          0.200%

Fredric Kleinbart                                None         100           1.33%             100          0.200%

Kenneth Klein                                    None         100           1.33%             100          0.200%

Robert Klein                                     None         100           1.33%             100          0.200%

Ronald Lau                                       None         100           1.33%             100          0.200%

Joseph Leddy                                     None         100           1.33%             100          0.200%

Steven Lenger                                  Director       100           1.33%             100          0.200%

Richard Maggio                                   None         100           1.33%             100          0.200%

Thomas Magliaro                                  None         100           1.33%             100          0.200%

Marc Malberg                                     None         100           1.33%             100          0.200%

Arie Maman                                       None         100           1.33%             100          0.200%

Susan McManus                                    None         100           1.33%             100          0.200%

Ian Jeffrey Molk                                 None         100           1.33%             100          0.200%

Naryanan Natarajan                               None         100           1.33%             100          0.200%

John Nevins                                    Director       100           1.33%             100          0.200%

Anthony Passannante, Jr.                         None         100           1.33%             100          0.200%

Lawrence Pickover                                None         100           1.33%             100          0.200%

Marcus Porcelli                                  None         100           1.33%             100          0.200%

Niranjan Rao                                     None         100           1.33%             100          0.200%

David Richards                                   None         100           1.33%             100          0.200%

Gregory Rihacek                                  None         100           1.33%             100          0.200%

Martin Rosenstein                                None         100           1.33%             100          0.200%

Sharon Ryan                                      None         100           1.33%             100          0.200%

Harold Sand                                      None         100           1.33%             100          0.200%

Teresa Schaer                                    None         100           1.33%             100          0.200%


Chatherine Schiano                               None         100           1.33%             100          0.200%

Thomas Schwartzer                                None         100           1.33%             100          0.200%

Michael Segarra                                  None         100           1.33%             100          0.200%

Tasneem Shamim                                   None         100           1.33%             100          0.200%

Sabra Shulman                                    None         100           1.33%             100          0.200%

Dinesh Singal                                    None         100           1.33%             100          0.200%

Michael Solomon                                  None         100           1.33%             100          0.200%

Warren Sweberg                                 Director       100           1.33%             100          0.200%

Michelle Tomlinson                               None         100           1.33%             100          0.200%

Alfred Tria                                      None         100           1.33%             100          0.200%

Mauro Tucci                                    Director       100           1.33%             100          0.200%

Lakshmi Vadapalli                                None         100           1.33%             100          0.200%

Michael Weingarten                               None         100           1.33%             100          0.200%

Howard Wiener                                    None         100           1.33%             100          0.200%

Hen-Vai Wu                                       None         100           1.33%             100          0.200%




                                 DIVIDEND POLICY

To date, we have not paid or declared any cash dividends on our common stock. Our ability to do so was restricted by limitations imposed on the common stock by the New Jersey Bureau of Securities in order to be able to issue such stock without registration under the New Jersey Uniform Securities Act. Those restrictions were that (a) we could not pay dividends, and (b) even if the book value of the common stock increased, the price of the common stock could not exceed $30.00 per share. We have filed a registration statement on Form S-1 with the New Jersey Bureau of Securities and the United States Securities and Exchange Commission to register the outstanding common stock and the common stock to be issued pursuant to this offering. Therefore, the restrictions are now inapplicable. The payment of future dividends, if any, will depend, among other things, on our results of operations, cash flows and financial condition and on such other factors as the Board of Directors may, in its discretion, consider relevant.

                                 CAPITALIZATION



The following table sets forth our capitalization as of June 30, 2001 on an actual basis. You should read this table in conjunction with the financial statements and the notes thereto and other financial information included elsewhere in this prospectus.



                                                                                         As of June 30, 2001
                                                                                         -------------------
                                                                                        (Dollars in thousands,
                                                                                        except per share data)
Stockholders' Equity:
         Class A common stock, no par value, 1,000,000 shares authorized, 50,000 shares issued and outstanding, 50,000 shares issued and outstanding
         as adjusted .....................................................                     $    181
         Class B common stock, no par value, 1,000,000 shares
         authorized, 177,500 issued and outstanding ......................                        5,325
         Class C common stock, no par value, 1,000,000 shares
         authorized, 0 shares issued and outstanding,
         20,000 shares issued and outstanding
         as adjusted......................................................
         Notes receivable - Class A common stock..........................                           (4)
         Retained Earnings................................................                          782
         Total stockholders' equity.......................................                      $ 6,284
                                                                                                =======

                                    DILUTION



         Our net tangible book value as of June 30, 2001, was $6,257,276, or $33.82 per share of common stock shares outstanding as of June 30, 2001, after giving effect to a 100-for-1 stock split in October 2000. Net tangible book value per share of common stock represents the amount of tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. Assuming the sale of 42,500 shares of class A common stock and 20,000 shares of class C common stock offered hereby at an assumed offering price of $42.00 per share and receipt of the estimated net proceeds, the pro forma adjusted net tangible book value as of June 30, 2001 would have been approximately $8,682,276 or $35.08 per share. This represents an immediate increase in such net tangible book value of $1.26 per share to existing shareholders and an immediate dilution of $6.92 per share to new investors. The following table illustrates this per share dilution in net tangible book value to new investors:



Assumed offering price per share..........................................                  $     42.00
         Net tangible book value per share as of June 30, 2001
                  (split adjusted)........................................                        33.82
         Increase per share attributable to new investors(1)..............                         1.26
                                                                                            -----------

         Pro forma net tangible book value per share as of June 30, 2001                          35.08
                                                                                            -----------
         Dilution per share to new investors..............................                  $      6.92
                                                                                            ===========

-----------------------

(1) Reflects the sale of 42,500 shares of class A common stock and 20,000 shares of Class C common stock and the receipt of approximately $2,425,000.00 in net proceeds from this offering, after deducting the estimated offering expenses of $200,000.00.

                             SELECTED FINANCIAL DATA
                      (In thousands, except per share data)

         The following summary financial data should be read in conjunction with the financial statements and related notes thereto included in this prospectus and our "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations and balance sheet data for each of the years ended December 31, 2000, 1999, 1998 and 1997 have been derived from our audited financial statements. The statement of operations and balance sheet data for the year ended December 31, 1996 has been derived from our unaudited financial statements.


                                     Six Months Ended                        Year Ended
                                          June 30                            December 31
                                   ---------------------   -----------------------------------------------------
                                        (Unaudited)                         (in thousands)
                                     2001        2000       2000        1999        1998        1997        1996
                                     ----        ----       ----        ----        ----        ----        ----
Statement of Operations Data:

Revenue                            $ 39,379    $ 25,834    $ 62,823    $ 31,937   $ 16,103   $  8,080    $  1,830
Expenses                             37,482      25,213      60,381      31,112     15,872      9,097       2,976
                                   --------    --------    --------    --------   --------   --------    --------
          Income from Operations      1,897         621       2,442         825        231     (1,017)     (1,146)
Other (Expense) Income - Net           (816)        (12)         76         (34)        62       --          --
                                   --------    --------    --------    --------   --------   --------    --------
           Net Income (Loss)       $  1,082    $    609    $  2,518    $    791   $    169   $ (1,017)   $ (1,146)
                                   ========    ========    ========    ========   ========   ========    ========


Balance Sheet Data:

Cash and Cash Equivalents          $  2,951    $  1,354    $  1,554    $    549   $    921   $    385    $     18
                                   ========    ========    ========    ========   ========   ========    ========
Total Assets                       $ 47,219    $ 38,804    $ 43,963    $ 22,421   $ 11,767   $  6,899    $  1,831
                                   ========    ========    ========    ========   ========   ========    ========
Working Capital                    $  6,329    $  4,203    $  4,896    $  2,996   $  1,444   $  1,368    $   (161)
                                   ========    ========    ========    ========   ========   ========    ========
Total Liabilities                  $ 40,935    $ 35,520    $ 38,769    $ 19,752   $  9,997   $  5,350    $    790
                                   ========    ========    ========    ========   ========   ========    ========
Total Stockholders' Equity         $  6,284    $  3,284    $  5,194    $  2,669   $  1,770   $  1,549    $  1,041
                                   ========    ========    ========    ========   ========   ========    ========

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND
                             RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the information included elsewhere in this prospectus. Certain information contained herein may include "forward-looking statements". All statements, other than statements of historical facts included in this prospectus, are forward-looking statements. Such statements are subject to certain risks and uncertainties, which include but are not limited to those discussed in the section entitled "Risk Factors." Should one or more of these risks or uncertainties, among others as set forth in this prospectus, materialize, actual results may vary materially from those estimated, anticipated or projected. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, no assurance can be given that such expectations will prove to have been correct. Cautionary statements identifying important factors that could cause actual results to differ materially from our expectations are set forth in this prospectus. All forward-looking statements included in this prospectus and all subsequent oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The safe-harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect the statements we make in connection with this offering.


Overview

         We are a majority owned subsidiary of St. Peter's University Hospital in New Brunswick, New Jersey. We were formed in 1995 by St. Peter's, with operations commencing on January 1, 1996. At our inception, all of our revenue came from practice-management and information-management fees, and the provision of administrative services to physicians' offices, physician professional corporations and primary care centers.


         Beginning in March 1997, we activated the performance-based incentive compensation aspect of our contract with Aetna U.S. Healthcare, which had been signed in July 1995. The contract reimburses us for arranging for the access to a network of medical care services providers for our members and requires adherence to Aetna policies and procedures for quality and cost effective treatment. The terms of the contract with Aetna provide that Aetna, as our agent, charges to and collects premiums from its HMO members' employers and summarizes the data relative to those members who have selected a doctor from our network as their primary care physician. Aetna adjusts the premiums in the data summary for the premium rate due us at that time. The percentage of Aetna's premiums to which we are entitled is the greater of Aetna's medical loss ratio for New Jersey as filed with the State of New Jersey Department of Insurance or Aetna's percentage outlined in the contract. Aetna also accumulates data of claims paid directly to health care providers for these same members and prepares an estimate of claims that have been incurred but not reported. We adjust the incurred but not reported claims monthly based on actuarially sound completion factors developed from a semi-annual independent actuarial analysis that tracks claims history. The excess of our portion of premiums over actual claims and incurred but not reported claims is remitted to us. Similarly, any excess of claims over our portion of premiums is remitted to Aetna on a quarterly basis. Aetna markets its HMO system, enrolls members, procures and maintains all regulatory approvals, processes claims, collects and processes all premium payments made by and on behalf of members, disburses payments to us and provides customary assistance in administration of the program.

         Revenues from the Aetna contract are as follows: $33,686,005 and $20, 033,491 for the six months ended June 30, 2001 and 2000 respectively; and $51,656,957, $28,457,760 and $12,891,930 for the years ended December 31, 2000,
1999 and 1998 respectively. Cost of revenues under the Aetna contract are as follows: $27,819,718 and $16,492,834 for the six months ended June 30, 2001 and 2000 respectively; and

$42,982,928, $23,788,528 and $9,508,527 for the years ended December 31, 2000,
1999, and 1998 respectively.

         The health care provider fees receivable typically amount to more than fifty percent of revenues from Aetna due to the fact that Aetna does not remit payment to us for premiums they have collected over the final six months of our reporting period until its scheduled payment due date. In a period of increasing HMO enrollment, a larger portion of our revenue is derived from premiums earned in the latter part of the reporting period and therefore, will be included in the health care provider fees receivable amount.

         Our agreement with Horizon, the Level II Quality Incentive Program for United Medical Group only, became effective July 1, 2000. There are approximately 3,875 enrollees through the Horizon agreement, 3,400 of whom are HMO enrollees and 475 of whom are Medicare enrollees. We are funded at an age/sex adjusted amount per member per month for commercial enrollees and for Medicare enrollees. Additionally, Horizon will forward to us a per member per month bonus if stated criteria are met and an additional amount per member per month for administrative funding to assist us in the provision of support services. The total money is counted as part of any surplus distributed to us but is not subject to return should the United Medical Group targets not be met. Targets are based on northern New Jersey filed medical costs. Any surplus after medical expenses are deducted from the United Medical Group targets will be shared between us (30%) and Horizon (70%). We are not responsible for reimbursing Horizon for medical services expenses exceeding premiums assigned. Horizon is solely responsible for the medical services expenses of its members. The expenses associated with the Horizon contract are administrative salaries to administer the plan.

         Revenue from the arrangement with Horizon is as follows: $65,808 and $0 for the six months ended June 30, 2001 and 2000, and $39,444, $0 and $0 for the years ended December 31, 2000, 1999 and 1998 respectively.


         We also provide administrative services to and contract with providers who deliver medical services to self-insured Employer Health Plans in accordance with the Employee Retirement and Income Security Act of 1974 (ERISA).

         Medical delivery cost for health care services provided to enrollees is estimated by management, based upon data submitted by Aetna, the ERISA Plan of St. Peter's, and provisions for incurred but not reported claims. We estimate the amount of provisions for incurred but not reported claims using standard actuarial methodologies based on historical data including the period between the date services are rendered and the date claims are received and paid, expected medical cost inflation, seasonality patterns and increases in membership. The estimates for submitted claims and incurred but not reported claims are made on an accrual basis and adjusted in future periods as required. We believe that our reserves for medical delivery costs are adequate to satisfy our ultimate claim liability.

         We continue to offer a full range of management services and earn revenue based upon a percentage of net monthly medical revenue or net medical services collections, as applicable, of our physician practice customers as a management services fee based upon contracted rates. We are, however, de-emphasizing this line of business and it is a declining source of our overall revenue.


The six months ended June 30, 2001 compared with the six months ended June 30, 2000

         Total Revenue. Total revenue for the six-month period ended June 30, 2001 was $39,379,674, an increase of $13,545,824 compared to $25,833,850 for the same period in 2000. Revenue from Health Plan Risk Management increased by $13,804,959 due to an increase in the number of members enrolled coupled with increased revenue per member per month under the Aetna contract. Revenue from Physician Support

Services decreased by $259,135 due to reduced revenues of the underlying practices being managed as a result of downsizing coupled with the termination in October 2000 of the computer service contract with St. Peter's University Hospital. We are not aggressively seeking to expand this line of business.

         Cost of Revenues. Total Cost of Revenues for the six-month period ended June 30, 2001 was $34,395,420 an increase of $11,378,500 compared to $23,016,920 for the same period in 2000. The increase is primarily due to the increase in Health Plan Risk Management Revenue and an increase in the costs of delivering medical services. Cost of Revenues also decreased from 89.1% of Revenues in 2000 to 87.31% of Revenues in 2001. The reason for this decrease is due to increases in premiums.

         General and Administrative Expenses. Total General and Administrative expenses for the six-month period ended June 30, 2001 were $2,252,933, an increase of $419,196 compared to $1,833,737 for the same period in 2000. The increase is primarily due to increases in Personnel Costs and Legal, Audit and Advisory Services.

         Personnel Costs. Personnel costs included in general and administrative expenses and cost of revenues include costs for both employees and contract personnel and were $2,288,001 for the six-month period ended June 30, 2001 were $2,288,001, an increase of $381,768 compared to $1,906,233 for the same period in 2000. The increase in costs was a result of increased activities and increased personnel to support those activities.

         Legal, Audit and Advisory Services. Total Legal, Audit and Advisory Services for the six-month period ended June 30, 2001 were $492,467, an increase of $191,675 compared to $300,792 for the same period in 2000. The increase was due to increased use of actuarial services because of increased Aetna and ERISA claim activity.

         Provider Distributions. Provider distributions for the six-month period ended June 30, 2001 were $834,072, an increase of $471,270 compared to $362,802 for the same period in 2000. The increase was due to increased surplus in the Aetna contract.

         Interest Expense. Interest expense for the six-month period ended June 30, 2001 was $20,755, a decrease of $32,959 compared to $53,714 for the same period in 2000. The reason for the decrease in interest expense is the reduction of net indebtedness to St. Peter's University Hospital.

         Income Taxes. Provision for income taxes for the six-month period ended June 30, 2001 was $847,601, an increase of $807,399 compared to $40,202 for the same period in 2000. The reason for the increase was the increased pre-tax book income and utilization of available net operating loss carry forwards at December 31, 2000. Income tax expense in 2001 represented approximately 40 percent of pre-tax book income compared to approximately 12 percent in 2000 due to the utilization of available net operating loss carry forwards at December 31, 2000.



Year Ended December 31, 2000 Compared with Year Ended December 31, 1999


         Total Revenue. Total revenue for 2000 was $62,823,389, an increase of $30,887,029 compared to $31,936,360 in 1999. Revenue from health plan performance-based incentive contracting increased by $32,114,149 due to an increase in the number of members enrolled coupled with increased revenue per member per month when the ERISA plan of St. Peter's converted to a full risk plan. Revenue from practice management decreased by $1,227,120 due to reduced revenues from the underlying practices being managed as a result of downsizing. We are not aggressively seeking to expand this line of business.

         Cost of Revenues. Total cost of revenues for 2000 was $55,269,145, an increase of $28,254,671 compared to $27,014,474 in 1999. The increase is primarily due to the increase in health plan performance-based incentive contract revenue and an increase in the costs of delivering medical services. Cost of revenues also increased from 84.6% of revenues in 1999 to 87.9% of revenues in 2000. The reason for this increase is primarily due to continued pressure on premium rates and the continued increase in revenues from the ERISA contract, which has a smaller profit margin.

         General and Administrative Expenses. Total and general administrative expenses for 2000 were $3,277,302, an increase of $214,705 compared to $3,062,597 for the same period in 1999. The increase is primarily due to increases in personnel costs and legal, audit and advisory services.

         Personnel Costs. Personnel costs included in general and administrative expenses and cost of revenues include costs for both employees and contract personnel and were $3,411,545 for 2000, an increase of $1,233,852 over personnel costs of $2,177,693 in 1999. The increase in costs was a result of increased activities and increased personnel to support those activities.

         Legal, Audit and Advisory Services. Legal, audit and advisory services for the year ended December 31, 2000 were approximately $658,236, an increase of $279,121 over the legal, audit and advisory services of $379,115 in 1999. The increase from 1999 to 2000 was mainly due to increased use of actuarial services because of increased Aetna and ERISA claim activity.

         Provider Distributions. Provider distributions for 2000 were $1,834,900, an increase of $800,176 over the provider distributions of $1,034,724 in 1999. The increase was due to increased surplus in the Aetna contract.

         Interest Expense. Interest expense for 2000 was $91,457, which was $10,404 less than interest expense of $101,861 in 1999. The reason for the decrease in interest expense is the application of additional principal to the regularly scheduled payment of long-term debt during 2000.


         Income Taxes. Provision for income taxes for the year ended December 31, 2000 was ($85,790), a decrease of $94,990 compared to $9,200 for the same period in 1999. The reason for the decrease was that we reduced the valuation allowance on our net deferred tax assets at December 31, 2000.



Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

         Total Revenue. Total revenue for 1999 was $31,936,360, an increase of $15,833,077, compared to $16,103,283 in1998. Revenue from health plan performance-based incentive contracting increased by $15,565,830 due to an increase in the number of members enrolled coupled with increased revenue per member per month under the Aetna contract. Revenue from practice management increased by $267,247 due to increased revenues of the underlying practices being managed.

         Cost of Revenues. Total Cost of Revenues for 1999 was $27,014,474, an increase of $13,790,557 compared to $13,223,917 in 1998. The increase is primarily due to the increase in health plan performance-based incentive contract revenue and an increase in the costs of delivering medical services. Cost of revenues also increased from 82.1% of revenues in 1998 to 84.6% of revenues in 1999. The reason for this increase is primarily due to continued pressure on premium rates and an increase in the revenue from the ERISA contract in 1999, which has a smaller profit margin.

         General and Administrative Expenses. Total general and administrative expenses for 1999 were $3,062,597, an increase of $1,010,334, compared to $2,052,263 for 1998. The increase is primarily due to increases in personnel costs.

         Personnel Costs. Personnel costs included in general and administrative expenses and cost of revenues include costs for both employees and contract personnel and were $2,177,693 for 1999, an increase of $1,154,938 over personnel costs of $1,022,755 in 1998. The increase in costs was a result of increased activities and increased personnel to support those activities.

         Legal, Audit and Advisory Services. Legal, audit and advisory services for the year ended December 31, 1999 were approximately $379,115, a decrease of $93,521 compared to legal, audit and advisory services of $472,636 in 1998. The decrease from 1998 to 1999 was mainly due to lower consulting fees as work was shifted from consultants to Company personnel.

         Provider Distributions. Provider distributions for 1999 were $1,034,724, an increase of $438,267 over the provider distributions of $596,457 in 1998. The increase was due to increased surplus in the Aetna contract.

         Marketing. Marketing expenses for 1999 were $-0-, a decrease of $93,070 compared to marketing expenses of $93,070 in 1998. The decrease was a result of a shift in the marketing focus for recruiting Primary Care Physicians.

         Interest Expense. Interest expense for 1999 was $101,861, which was $57,720 more than interest expense of $44,141 in 1998. The reason for the increase in interest expense is the related party debt on the books for a full year in 1999. The related party debt was reduced by $438,000 at December 31, 1999.


         Income Taxes. Provision for income taxes for the year ended December 31, 1999 was $9,200, an increase of $9,200 compared to $-0- for the same period in 1998. The reason for the increase was that we were subject to alternative minimum tax requirements in 1999 and providing a full valuation allowance against our net deferred tax assets.


Effects of Inflation and Currency Exchange Rates


         We believe that the relatively moderate rate of inflation in the United States over the past few years has not had a significant impact on our operating results or on the costs of services. Should inflation increase in the future, however, it may have an adverse effect on our operating results.


         All of our revenues are currently denominated in U.S. dollars and to date our business has not been significantly affected by currency fluctuations.


Impact of Recent Accounting Pronouncements

         In June 1998, the Financial Accounting Standard Board issued Financial Account Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or a liability, depending on the Company's rights or obligations under the applicable derivative contract. Subsequent to the issuance of SFAS 133, the FASB has received many requests to clarify certain issues causing difficulties in implementation. In June 2000, the FASB issued SFAS 138, which responds to those requests by amending certain provisions of SFAS 133. These amendments include allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of selected inter-entity foreign currency exposures that reduce the need for third party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. The Company adopted SFAS 133 and the corresponding amendments of SFAS 138 in the first quarter of 2001. SFAS 133, as amended by SFAS 138, is not expected to have a material impact on the Company's combined results of operations, financial position and cash flows.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB101). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company, as an initial registrant, has adopted the provisions of SAB 101 in its financial statements for all periods presented. The adoption of SAB 101 did not have a material impact on the Company's results of operations, financial position and cash flows.


Liquidity and Capital Resources


         We secured a line of credit with Fleet Bank in the amount of $500,000, which expired in June, 2001 and which currently is being renegotiated.


         Prior to 1998, we issued shares to St. Peter's for cash that we required for working capital needs. In 1996, 76,000 shares of Class B stock were issued to St. Peter's. In 1997 we issued an additional 101,500 shares of Class B stock, bringing the total shares of Class B stock owned by St. Peter's to 177,500. To date, St. Peter's is the only shareholder of Class B voting stock.

         We issued shares of Class A stock to physician providers in December 1997 in a private offering. This offering closed April 17, 1998, and 75 physicians participated and acquired stock by paying either cash, issuing a promissory note, assigning surplus funds in their risk pool or granting us a right of first refusal to purchase their practices. To date, there are 7,500 shares of Class A stock outstanding.

         All of the foregoing share numbers give effect to our 100-for-1 stock split in 2000.

         In 1998 we were financed through net borrowings from St. Peter's of $570,000. Beginning in 1999 we have been funded primarily through operations.

         Under the contract with Aetna we receive quarterly checks that reconcile premium revenue due to us against health care provider costs paid on our behalf. For 1999 this resulted in net cash to us of $4,878,000. In addition, we accrue a distribution to providers for performance incentives under the Aetna contract. This liability is generally paid 14-15 months subsequent to the year, which assists in cash flow.

         For the year ended 2000, we have been primarily funded by operations. The Aetna contract has resulted in net cash to us of $6,012,000 as compared to $4,878,000 for the same period in 1999.

         Accrued expenses not paid for the years ended December 31, 2000 and 1999 provided additional cash of $884,000 and $315,000, respectively.

         Long Term Debt repaid to St. Peter's was $415,000 and $313,000 for the years ended December 31, 2000 and 1999 respectively.

         As of December 31, 2000, we had cash on hand of $1,554,039. We believe that this is adequate, together with available lines of credit, to fund operations.

Stop Loss Insurance

         We have purchased stop loss insurance to protect ourselves from catastrophic health care claims, i.e., those claims that exceed $150,000.00 per member. Without this insurance, and depending upon the number and the amounts of these claims, our financial viability could be threatened. Each month our accounting department submits a per member per month premium payment to the stop loss insurance carrier based upon the number of members we cover each month. Each month our Performance Reporting Department submits claims reports to our accounting department for those members whose cumulative professional and facility claims incurred per incident exceed $150,000.00. The threshold for such claims is one million dollars per member per year. Although we are primarily liable for claims payable, we do not present claims payable net of stop loss coverage. Our accounting department records a stop loss receivable from the reinsurance carrier for all claims paid per member in excess of $150,000.00 less the 10% retained by us and reduces medical delivery expense. Once the claim has been submitted to the insurance company for reimbursement, the insurance carrier has 60 days to reimburse us for the dollar amount of the claims paid over $150,000.00, less the 10% retained by us.

         Our stop loss coverage does not apply to claims submitted under our agreement with Horizon. Horizon is contractually responsible for 100% of their patients' medical claims.

                                    BUSINESS

         We are a for-profit, multiple shareholder, New Jersey corporation, jointly owned and governed by St. Peter's University Hospital and physician members of the United Medical Group, P.C., a New Jersey Professional Corporation. We are structured to ensure equal physician representation on our Board of Directors and up to 50 percent ownership by physicians. Physicians are full partners in planning, implementing and continuously improving corporate performance.

         We provide services to health care providers in three distinct ways:

         o Through negotiation, implementation and management of performance-based incentive contracts with nationally recognized managed health care companies;
         o        Through non-clinical, professional support services; and
         o Through development, implementation and comprehensive management of self-insured employer health plans.

         We currently provide services to over 300 physicians and over 40,000 enrollees under our contracts. To provide the various products and services, participating physicians are organized under the auspices of the United Medical Group, P.C., a group practice without walls, and other similar physician organizational structures through the Large Network Partnership concept.

         The concept of Large Network Partnerships permits currently organized physician groups and independent practice associations to participate in performance-based incentive contracts through us. The existence of this flexible approach allows for the management of performance-based incentive contracts, while preserving physician autonomy and sustaining small groups and solo practice models.

         Additionally, to round out the provider network, we have various strategic relationships via our contract partners and our third party administrator to access a broad network of providers nationwide.



Industry Background

         In the mid-1990s, health care providers in the Greater New Brunswick, New Jersey area from tertiary centers to primary care physicians, began to face significant choices. Among them were whether to be an active organizer of a managed care delivery system; to be a member of an integrated managed care network; to be an independent vendor of services to a managed care plan or HMO; to pursue the declining indemnity market; or some combination of the above.


         During this transition prices and revenues, especially for tertiary hospitals and highly specialized physicians, have declined. Fees for procedures have dropped by 25% to 75% locally as the region coped with the full implementation of the Resource Based Relative Value System for federal programs and the adoption of the Resource Based Relative Value System fee schedule by most commercial HMO's and preferred provider organizations. Coupled with the growth of managed care and the consolidation of the HMO marketplace, especially the growth of Aetna, the second half of the decade was very difficult.

         The magnitude of this shift demands dramatic restructuring of care delivery to eliminate unnecessary treatment or inappropriate use of health care services, improve efficiency, and increase market share. Concurrently, government, accrediting bodies, employers, purchasing groups, health plans, and a more informed public demand data documenting that lower prices and utilization levels are not compromising outcomes. The only effective mechanism for provider groups to cope with this type of change is to efficiently organize to both successfully bear and manage the challenges associated with the management of health care services.

         Recently, HIP Health Plan of New Jersey and American Preferred Provider Plan both collapsed, sending shock waves through the New Jersey health services marketplace and our local community. The New Jersey State Department of Banking and Insurance has announced plans to amend its regulations to require all New Jersey HMO's to operate under stricter financial control and oversight by regulators. While lines of business other than HMO businesses, such as preferred provider organization insurance plans and physician hospital organizations are prevalent both in the state and nationwide, in New Jersey only HMO's are obligated to provide the state with detailed reports. Therefore, little information is available regarding the other markets. Hence, the focus on the health care industry has been limited to the HMO component of the business.



Management Services Organization Development

         In the face of the history of the health care industry in New Jersey, we were developed as a response to the desire to provide the community with higher quality, more cost-effective health care. With the support of St. Peter's University Hospital and community physicians, we believe that a health care delivery system, managed by a management services organization, will provide the services needed for the next generation of HMO's and advanced managed care plans.

         To provide the various products, participating physicians are organized under the auspices of United Medical Group, P.C. The existence of this large multi-specialty group practice allows for the management of performance-based incentive contracts, while preserving small group and solo practice models.

         A system like ours requires as many qualified primary care physicians as possible in order to achieve a credible marketplace presence. Contrarily, the need for specialists is based on a network-need methodology that evaluates geographic accessibility criteria, delivery system efficiency, the number of enrollees and primary care physicians, and other criteria. The number of physicians participating is a function of the credentialing criteria set by the Board of Directors of United Medical Group, us and the Network Management Committee.

         Currently, primary care physician recruitment is in full effect through

         o Recruiting individual physicians as members of the United Medical Group, P.C.; and

         o Negotiating Large Network Partnerships that will remain semi-autonomous.

         We began creating the concept of Large Network Partnerships in 1999 and brought this concept to realization in 2000. Large Network Partnerships serve as a positive alternative to competing Physician Practice Management companies. The Large Network Partnership structure keeps the autonomy of the Large Network Partnership intact and does not require either asset transfers or equity transactions. The profile of Large Network Partnerships candidates includes groups that are focused on solid performance, are "asset light" medical groups, independent practice associations and Health Systems. The ideal Large Network Partnership candidate has a strong, well-documented managed care performance, a cohesive physician membership base and an ability to take decisive action to leverage or improve performance.

         The first retail Large Network Partnership was established on July 1, 2000, between Central Jersey Physician Network and us. Central Jersey Physician Network is solely responsible for its financial performance. We provide administrative and medical management services in return for a monthly fee and a share of the resulting surpluses. The contract with Central Jersey Physician Network has yielded over 8,000 new enrollees. The Family Practice Center at Ferren Mall, the original pilot site, currently has over 1,000 members under its performance-based contract with us.

Health Plan Management Services.


         Our main business is increasing the number of covered lives and then assisting the providers in managing the delivery of health care to those lives. The main components to this business line include:


         a)   Negotiation/management of performance-based incentive contracts;
         b)   Negotiation/management of Large Network Partnerships;
         c)   Primary care physician recruitment;
         d)   Managed care contracting/administration;
         e)   Network management and provider relations;
         f)   Claims and stop loss management; and
         g)   Medical management.

         Currently, we most aggressively pursue performance-based incentive contracts with compensation based on age- and sex-adjusted capitation rates and/or percentage of premium. We provide high-caliber professional services, such as business development, information systems, credentialing, provider support services, network development and management, and medical management, including utilization management, and risk and quality assurance management. We believe that performance-based incentive contract negotiation and management currently has the ability to generate the greatest revenue. The success of this area relies on the ability to negotiate contracts, capture covered lives and assist the providers in managing those lives. Performance-based incentive contracting involves contracting with the major health plans, contracting with primary care physicians, and persuading health plan enrollees to elect our primary care physicians.

         In 1995, we entered into our first full performance-based incentive contract with U.S. Healthcare and pursuant to that agreement we are responsible for delivering and medically managing the complete medical loss ratio, with the exception of pharmacy, mental health, and services inconsistent with the Ethical and Religious Directives for Catholic Healthcare Facilities. In August 1998, the Medicare risk component was implemented with the newly-merged Aetna U.S. Healthcare. The Aetna U.S. Healthcare contract presently covers commercial and Medicare lives with an option to integrate Medicaid lives into the risk program.


         We entered into an upside performance-based incentive contract effective July 1, 2000 with Horizon (Blue Cross and Blue Shield of New Jersey) in which we are the manager of specific clinical and financial information while Horizon retains the responsibility for medical management, policy implementation, member services and claims processing. However, our role will evolve to become increasingly involved in all aspects of medical management. Although Horizon was budgeted at 12,000 member months, recruitment efforts yielded 19,722 member months by the end of 2000.


         In accord with our goal of achieving expansion and diversification of our revenue streams, we assisted in converting St. Peter's University Hospital to a fully leveraged performance-based model in January 2000 whereby we manage and administer the ERISA employee health benefits plan for St. Peter's University Hospital. We anticipate that the conversion of St. Peter's will serve as a prototype of a product-offering targeted at other hospitals and large regional employers.

         We are de-emphasizing our practice management product line. In March 2000, we outsourced all transaction processing and left the hospital outpatient administrative services business line. The division formerly identified as delivery systems management was then incorporated into our physician support services segment. We wound down unprofitable or non-complementary lines of business in the first quarter of 2000. We either subcontracted or discontinued a number of services including billing and collections, managed care administration and hospital- based physician billing. Our remaining practice management clients serve as the template in the development of a full array of primary care support services.



Company Structure: Focus on Product Lines

         Prior to a recent internal reorganization, we were segmented into divisions. We reorganized into a product line-oriented entity and began to position ourselves as an expert in enrollee acquisition, population-based health care management, and physician support services. We strengthened and expanded our core team competencies and completely rebuilt our medical area to better address the needs of our expanding and diverse population. Our new structure and position as a leader in the health care industry in New Jersey facilitates the widespread implementation of program initiatives and constructive communication with local physicians and other health care providers.


         We improved our ability to measure appropriate utilization of health care services and the effect of appropriate utilization of those services on medical delivery expenses in the year 2000 through the following initiatives:

          o    The annual audit of the ERISA Third Party Administrator;

          o    Semi-annual incurred but not reported actuarial studies;

          o Improved management and analytical models to project medical delivery expenses; and

          o Integration of the finance and medical management staffs in evaluation and calculation of incurred but not reported claims.

         Our finance, actuarial, and legal analysis and support processes were also streamlined. A senior level business development position was created and filled. Information management, finance and performance reporting were consolidated under a single Vice President. Health care performance management is focused on producing timely information and results-reporting for all performance-based incentive contracts. Provider input and communication remain a top priority.

         The ability to efficiently develop and market new products is key to our achieving the goal of expansion and diversification of our revenue streams. Our structural change from a divisional to a product line entity improved our ability to more efficiently develop new products. The results of our structural change include the development and marketing of Large Network Partnerships and the performance-based ERISA product. To coincide with our internal structural change, each product line and revenue source is managed by a specific Business Manager. This senior level position has complete authority, responsibility and accountability for the overall results of each specific product line. Furthermore, we implemented additional performance reporting capabilities that greatly improved our ability to assimilate data to produce useful information to manage key operational and corporate metrics.

         We reaffirmed our commitment to customer satisfaction by organizing client relations initiatives under a dedicated Vice President. This position has overall responsibility for the management of the Joint Operating Committees. These empowered, multi-disciplinary teams consist of representatives from the Company and a specific client. Joint Operating Committee participants include multiple levels of management and appropriate staff. The focus of the Joint Operating Committee is to review performance, increase opportunities for improvement and monitor results.

         During fiscal year 2000, we successfully negotiated and implemented a unique reinsurance arrangement in partnership with London based Centre-Zurich and Aon Risk Services of Boston. This program allows us provide the United Medical Group and Large Network Partnerships separate excess loss coverage under a single contract.



Medical Management

         As part of our internal reorganization and restructuring, a comprehensive medical management team was put in place including two physician medical directors, a Vice President of medical management and a staff of nurse reviewers and case managers. Our medical management team implemented a full spectrum of appropriate utilization of health care services and medical management services for St. Peter's University Hospital in January, 2000 and for Large Network Partnerships in July, 2000. The physician-led team completed detailed reviews, analysis, and management of facility admissions and pre-certification, disease management and focused large case management, while instituting a number of innovative programs to assure site-appropriate care.

         Additionally, in an effort to refine medical management procedures to meet the needs of regulated HMO and delegated contract models, our medical directorate continuously reviews and changes, where necessary, all policies and procedures to ensure compliance with regulated models. The medical management area is also charged with effectively communicating performance data and other information to various audiences, which results in positive provider relations as well as improvements to quality and efficiency.


Customer Relations

         We created a customer relations department in 2000. This department focuses on issue tracking for providers and clients, timely communications, member satisfaction and implementation of issue resolutions teams which bring open issues to successful resolution in a punctual and organized manner. The formation and implementation of the Joint Operating Committees will result in a customer-focused and organized approach to meeting client requirements. The results of the member/provider satisfaction processes will be used in the Continuous Quality Improvement program which will be used by the Joint Operating Committees to improve performance and client satisfaction.


         We retained a national satisfaction survey firm and beginning this year, Member and Provider Satisfaction Surveys will be instituted. Member Satisfaction and Provider Satisfaction surveys will then be conducted on a rotating, quarterly basis.


Claim Management

         We monitor the progress of enrollee-patients through the medical system each time they seek and receive medical services from our network. When an enrollee chooses one of our primary care physicians from Aetna's physician network, that enrollee then gets assigned to the contract between us and Aetna. Aetna is responsible for a patient's claims payment whether the patient chooses an Aetna physician from either our network or outside of our network.

         A typical enrollee who needs medical treatment goes to his primary care physician for treatment. The physician examines the patient and prescribes medication. The physician receives a capitation fee for these services. If the primary care physician refers the patient to a participating specialist, that specialist sends his claims directly to Aetna. Aetna pays the claims.


Information Management and Performance Reporting

         Substantial refinement to our data analysis and information flow capability was accomplished through an expanded management and technical staff along with relationships with existing and new sub-contractors. We believe that information management and performance reporting will be a catalyst for substantial business growth. We will be able to profile all of our providers in a manner that supports performance-based provider distributions, and increases our readiness in the areas of: regulatory licensure and reporting, primary care support services, multiple risk contracting readiness, Large Network Partnerships, medical management, and management reporting. To create this readiness, we established alliances with two strategic partners to broaden our analytical expertise without building a costly internal infrastructure.

         Our web site was upgraded and redesigned during 2000 to increase its functionality and to improve communications with customers and key constituents. Improvements are an on-going process to maximize the potential and efficiencies of the Internet.


Service Area Demographic Overview

The following discussion is based on the most recent information available.


Middlesex County

         Middlesex County's population continues to climb steadily. In 1990, Middlesex County's population was 671,811. In the past ten years, the population has grown 9%, and is projected to grow another 10% by 2010. The penetration of HMOs in Middlesex County is 27%. This is slightly lower than the average state HMO penetration of 29%.

         Within the county there are six acute care hospitals, including Robert Wood Johnson University Hospital and St. Peter's University Hospital in New Brunswick, JFK Medical Center in Edison, Raritan Bay Medical Center in Old Bridge and Perth Amboy, and the Memorial Medical Center at South Amboy. JFK Medical Center also operates the Johnson Rehabilitation Institute, a comprehensive rehabilitation facility in Edison, and the county government operates Roosevelt Hospital, a chronic and long-term care hospital in Metuchen.

Somerset County

         In 1990, Somerset County's population was 240,245. In the past ten years the population has grown 22% and is projected to grow another 15% by 2010. HMO penetration of Somerset County's population is 25%, slightly lower than the state average of 29%.

         Somerset Medical Center is the sole acute care hospital in the county. Two specialized hospitals are also located within the county: Carrier Foundation, Belle Mead, a mental health facility, and the Veterans Affairs Medical Center, Lyons, a chronic and long-term care hospital for veterans.

Hunterdon County

         In 1990, Hunterdon County's population was 107,802. In the past ten years the population has grown 18%, and is projected to grow another 11% by 2010. HMO penetration of Hunterdon County's population is 25%, slightly lower than the state average of 29%.


Burlington County

         In 1990, Burlington County's population was 395,066. In the past ten years the population has grown 9%, and is projected to grow another 8% by 2010. HMO penetration of Burlington County's population is 32%, slightly higher than the state average of 29%.


Monmouth County

         In 1990, Monmouth County's population was 553,093. In the past ten years the population has grown 11%, and is projected to grow another 7% by 2010. HMO penetration of Monmouth County's population is 27%, slightly lower than the state average of 29%.

Morris County

         In 1990, Morris County's population was 421,361. In the past ten years the population has grown 10%, and is projected to grow another 7% by 2010. HMO penetration of Morris County's population is 23%, slightly lower than the state average of 29%.

Ocean County

         In 1990, Ocean County's population was 433,203. In the past ten years the population has grown 14%, and is projected to grow another 9% by 2010. HMO penetration of Ocean County's population is 26%, slightly lower than the state average of 29%.

Union County

         In 1990, Union County's population was 493,819. In the past ten years the population has grown only 1%, and is projected to remain flat through 2010. HMO penetration of Union County's population is 26%, slightly lower than the state average of 29%.


Competition

         As mentioned in the Risk Factor Section, competition for the provision of management services to physician groups occurs through various business models. Physician practice management companies have been in the central New Jersey region for several years, managing several large provider groups. While most have exited the market, the provider groups have remained in one form or another and represent an opportunity for further competitive incursion.


Intellectual Property, Trademarks and Proprietary Rights

         We have filed both federal and state service mark applications for the mark "Partners In Care". The service mark has been registered in the State of New Jersey.


Facilities

         We lease approximately 9,100 square feet of office space in Somerset, New Jersey, for our corporate headquarters. Activities at our Somerset headquarters include administration, sales, product development and support. The lease provides for base rent of approximately $13,000 per month and expires on June 30, 2004. We believe that our current facilities are adequate to meet our needs for the foreseeable future.


Employees

         As of December 31, 2000, we had approximately 60 full-time employees, 7 full-time temporary employees and 2 part-time employees. We believe our future success will depend, in part, on continued ability to attract and retain highly qualified personnel in a competitive market for sales and marketing personnel. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We believe that our relations with employees are good.

Legal Proceedings

         There are currently no claims or actions pending against us.

                                   MANAGEMENT


         The following table sets forth information with respect to each person who serves as an executive officer or director of us and their ages as of June 30, 2001:



            Name                                            Age    Position
            ----                                            ---    --------
            Dennis G. Wilson                                45     President and Chief Executive Officer
            Kevin J. O'Brien                                37     Executive Vice President, Chief Operating
                                                                   Officer and Principal Financial Officer
            Bruce C. Dees                                   45     Executive Vice President, Business Development
            Mauro Tucci, M.D.                               41     Medical Management Consultant
            Donald Wernsing, M.D.                           58     Medical Management Consultant



                              BOARD OF DIRECTORS

            Name                                            Ages                    Specialty or Corporate Affiliation
            ----                                            ----                    ----------------------------------
            Bernard J. Kelley                               59                      Chairman of the Board;
                                                                                    President Merck Manufacturing
                                                                                    Division, Merck & Co., Inc.
            Steven C. Goldberg, M.D.                        44                      Vice Chairman of the Board;
                                                                                    Obstetrics and Gynecology
            Frank J. Ryan                                   61                      Treasurer of the Board;
                                                                                    Retired Company Group Chair
                                                                                    Johnson & Johnson
            Mauro Tucci, M.D.                               41                      Secretary of the Board;
                                                                                    Internal Medicine
            John Calandriello                               46                      Senior Vice President of
                                                                                    Finance and Chief Financial
                                                                                    Officer of St. Peter's
                                                                                    University Hospital
            Robert E. Campbell                              67                      Former Vice Chairman of the
                                                                                    Board of Directors of Johnson
                                                                                    and Johnson
            The Rev. Msgr. William Capik                    71                      Chairman, St. Peter's
                                                                                    University Hospital Board of
                                                                                    Trustees; Pastor, The Church
                                                                                    of St. James
            John J. Hoagland, Esq.                          70                      Of Counsel, Hoagland, Longo,
                                                                                    Moran, Dunst and Doukas -
                                                                                    Attorneys at Law
            Louis Diemer III, M.D.                          58                      Pediatric Medicine
            Steven Lenger, M.D.                             47                      Gastroenterology
            Jay Horowitz, M.D.                              39                      Otolaryngology
            John J. Nevins, III, D.O.                       42                      Family Practice Medicine
            Warren Sweberg, M.D.                            56                      Pediatric Medicine

            Each director will hold office until the next annual meeting of shareholders or until his successor has been elected and qualified. Our officers are elected by the Board of Directors and serve at the Board's discretion.


Executive Officers and Directors

            Bernard J. Kelley has served as Chairman of our Board of Directors since December 1994. Mr. Kelley has served as the President of Manufacturing Division of Merck & Co., Inc. since January 1994.

            Dennis G. Wilson has served as President and Chief Executive Officer since February 1999. Prior to February 1999 he served as Vice President, Sales and Marketing of Physicians Health Service and Chief Marketing Officer at First Option Health Plan from September 1995 to December 1998. From 1991 to 1995, he was a Senior Director at Independence Blue Cross and was involved with sales and distribution systems management.

            Kevin O'Brien serves as Executive Vice President and Chief Operating Officer and has worked with us since 1995. Between 1989 and 1995, Mr. O'Brien served as the Director of Strategic Planning and Marketing for St. Peter's University Hospital.

            Bruce Dees has served as Executive Vice President, Business Development since March 1, 2000. Prior to this, he served us as an independent contractor as the principal of Bruce Dees and Associates. From 1994 to 1999 he worked for Aetna US HealthCare as a Senior Network Manager for the states of Connecticut and Rhode Island and before that as a Network Manager for Northern New Jersey. Before joining the Aetna he served in a variety of positions with hospitals on the east and west coasts.

            Steven C. Goldberg, M.D. has served as one of our Directors since 1994. Dr. Goldberg has practiced obstetrics and gynecology with Brunswick Associates since June 1996. He also serves as President of Brunswick Associates. Dr. Goldberg was Vice-President of Milton D. Schwartz, Steven C. Goldberg M.D., P.A. from June 1991 to June 1996 during which time he also practiced obstetrics and gynecology.

            Frank J. Ryan has served as one of our Directors since 1994. He served as Company Group Chair of Johnson & Johnson from November 1998 to 2001. From 1992 to 1998, Mr. Ryan served as President of Ethicon, Inc.


            Mauro Tucci, M.D. has served as one of our Directors since January 1999. Since 1996 he has served as the President and Chief Executive Officer of Medical Associates of New Brunswick, a large multispecialty group practice in Middlesex County, New Jersey, and as the senior practicing physician for the group. Medical Associates of New Brunswick is a client of ours.


            Robert E. Campbell has served as one of our Directors since 1994. Since retiring as Vice Chairman of the Board of Directors of Johnson & Johnson, in which capacity he served from 1989 to 1995, Mr. Campbell has been involved with various non-profit organizations, and has served as Chairman of various entities, including Robert Wood Johnson Foundation, the Cancer Institute of New Jersey and Fordham University. Mr. Campbell also serves as a director of Hanover Capital.

            The Rev. Msgr. William J. Capik has served as one of our Directors since 1994. Msgr. Capik has served as the secretary and treasurer of the Diocese of Metuchen since September 1996 and also serves as pastor of the Church of St. James in Basking Ridge, New Jersey.

            John J. Hoagland, Esq. has served as one of our Directors since April 1999. He has been a practicing attorney in the State of New Jersey with Hoagland, Longo, Moran, Dunst & Doukas since 1958. He currently holds an Of Counsel position with this firm.


            Louis M. Diemer, III, M.D. has served as one of our Directors since May 1999. Dr. Diemer has been a practicing physician with the New Brunswick Pediatric Group since 1974.

            Steven Lenger, M.D. has served as one of our Directors since 1999. Dr. Lenger is the President of E. Steven Lenger, M.D., PA and has practiced as a physician with this group since 1993.


            Jay Horowitz, M.D., has served as one of our Directors since early 2001. Dr. Horowitz is an otolaryngologist and has been in private practice since July 1992.


            John J. Nevins, III, D.O. has served as one of our Directors since 1994. Dr. Nevins has practiced as a physician with Central Jersey Family Physician since 1990.

            Warren A. Sweberg, M.D. has served as one of our Directors since 1994. Dr. Sweberg has practiced as a pediatrician with East Brunswick Pediatric Associates since June 1976.


            John Calandriello has served as one of our Directors since July, 2001. Mr. Calandriello has served as Senior Vice President and Chief Financial Officer of St. Peter's University Hospital since May, 1998. From May 1995 to May 1998, Mr. Calandriello served as the Executive Vice President - Managed Care Services and Chief Financial Officer of Clara Maass Medical Center.


Committee Structure

            In addition to our Board of Directors and executive management team, several committees, created pre-incorporation between 1992 and 1995 to establish and organize the Company and its structure, were restructured in 1999 with specific responsibilities and goals.


            The Medical Management Committee - The charge of the Medical Management Committee is the comprehensive oversight of the policies and procedures related to medical service delivery, quality assurance and improvement, utilization management, clinical protocols, and critical paths. Monthly information review includes results of the catastrophic case management process and general medical delivery expense patterns across the multiple categories of our enrolled populations. The committee membership is composed entirely of physicians.

            The Network Management Committee - The charge of the Network Management Committee is the comprehensive oversight of the adequacy of the provider service network across all categories of provider and benefits products. The committee receives continuity of care referrals from both the Medical Management Committee and executive staff for expansion and/or focus for the provider network. Overall responsibility also includes maintaining an updated strategic provider needs analysis as well as the primary care physician recruitment plan. The committee membership is composed of physicians and Board members.


            The Physician Credentialing Committee - This committee is dedicated solely to the credentialing and re-credentialing of physician members. Committee members are all physicians, and have staff support to provide a secure atmosphere to perform potentially sensitive peer review as part of the credentialing and re-credentialing process. The committee membership is composed of four primary care physicians, two specialty care physicians and Board members.

            The Finance and Compensation Committee - The responsibilities of this committee include the comprehensive oversight of the financial management process including statutory compliance, IBNR reserve adequacy, and provider distribution policy development and administration of the Executive Long Term Incentive Stock Option Plan. The committee membership is composed of physicians and Board members.


Compensation of Directors

            The Board of Directors serves without compensation at the present time. We reimburse the out-of-pocket expenses incurred by directors for attendance at Board or committee meetings.


Executive Compensation

            The following table summarizes all compensation awarded to, earned by, or paid to (i) all individuals who served or functioned as our Executive Officers during the fiscal year ended December 31, 2000 and (ii) our three most highly compensated executive officers who were serving at the end of the fiscal year ended December 31, 2000 whose annual salary and bonus exceeded $100,000 (the "Named Executive Officers"), for services rendered in all capacities to us for the fiscal year ended December 31, 2000.

                           Summary Compensation Table

                                                 Annual                             Long-Term
                                             Compensation                         Compensation
                                             ------------                         ------------
Name and Principal Position                                                 (Incentive Compensation
                                                                                including unpaid            Restricted
                                                                                compensation and               Stock
                                               Fiscal         Salary          deferred incentive stock         Awards
                                                Year            $                       $                         $
                                                ----        ----------        -------------------              ------
Dennis G. Wilson                                2000         $210,000              $108,150
President, Chief Executive Officer              1999         $173,000              $101,000


Kevin J. O'Brien                                2000         $150,000              $ 75,000
Executive Vice President                        1999         $135,000              $ 68,000
Chief Operating Officer                         1998         $110,000              $ 17,000

Bruce C. Dees                                   2000         $130,000              $ 51,500
Executive Vice President,
Business Development



We did not grant any stock options during the year ended December 31, 2000 to the Named Executive Officers.


Stock Option Plan

         We have an Executive Long-Term Incentive Stock Option Plan that has been approved by the Board of Directors and the shareholders. The plan is designed to: (1) closely associate the interests of our management with our shareholders by reinforcing the relationship between participants' rewards and shareholder gains; (2) provide management with an equity ownership in us commensurate with our performance, as reflected in increased shareholder value;
(3) maintain competitive compensation levels; and (4) provide an incentive to management for continuous employment with us.

         The Plan will be administered by our Finance and Compensation Committee, which must be comprised of disinterested persons appointed by our Board of Directors, as constituted from time to time. The Committee shall consist of at least two members of the Board.

         Participants in the Plan will be selected by the Committee from our executive officers and other key employees who occupy responsible managerial or professional positions and who have the capability of making a substantial contribution to our success. In making this selection and in determining the form and amount of Incentive Stock Option awards, the Committee will consider any factors deemed relevant, including, but not limited to, the individual's functions, responsibilities, value of services to us and past and potential contributions to our profitability and sound growth.

         Only Class C Non-Voting Common Stock will be used for Incentive Stock Options. The initial number of shares allocated to the Incentive Stock Option Plan by the Board at this time is limited to 15,000. In addition, no employee may receive more than $100,000 in Incentive Stock Options in any 12 month period.

         It is anticipated that the Plan will be effective for the calendar year 2001.

         The purchase price for any Incentive Stock Option shall be 100% of the fair market value of the shares as determined in the Annual Corporate Valuation Report nearest in time to the date of the grant of the Incentive Stock Option.

         Each Incentive Stock Option shall vest or be exercisable, at a rate of 25% for every 12 months after the date of this grant. Each Incentive Stock Option must be exercised within 10 years of the date of its granting.

         Because there is no ready market for the sale of Class C Shares, and to maintain control of our outstanding shares, all Class C Shareholders will be required, as part of the grant of the Incentive Stock Option, to enter into a shareholders' agreement with us, which places certain restrictions on the sale of their shares and which requires us to repurchase the shares under certain circumstances.


Employment Agreements

         We have agreements with our President/Chief Executive Officer, Executive Vice President/Chief Operating Officer and Executive Vice President, Business Development, which provide for severance payments upon the involuntary termination of each officer.


Long-Term Incentive Plans

         We have no long-term incentive plans other than the Incentive Stock Option Plan.


Compensation Committee Interlocks and Insider Participation


         The members of the Finance and Compensation Committee are Steven C. Goldberg, M.D., Frank J. Ryan, Mauro Tucci, M.D., Louis M. Diemer, III, M.D., Steven Lenger, M.D., John J. Nevins, III, D.O. and Warren A. Sweberg, M.D. Every member of this Committee has an interest in the decisions made by the Committee that concern stock options and compensation. Other than Dr. Mauro Tucci's position as Chief Executive Officer and shareholder of Medical Associates of New Brunswick, which has a contract with us, and his position as a consultant medical director of ours, there are currently no compensation committee interlocks with other entities or insider participation on the Finance and Compensation Committee.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the common stock as of the date of this prospectus and as adjusted to reflect the sale of the shares offered thereby by (i) each person known to own beneficially 5% or more of the outstanding shares of common stock; (ii) each director (iii) each executive officer; and (iv) all executive officers and directors as a group. Unless otherwise noted below, such shareholders have sole voting and investment power as to shares shown.

                                                      Beneficial Ownership          Number          Beneficial Ownership
                                                      Prior to the Offering        Of Shares        After the Offering
                                                      ---------------------                         ------------------
                                                     Number                          Being          Number
Name of Beneficial Holder                           of Shares   Percentage          Offered     of Shares(1)   Percentage
-------------------------                           ---------   ----------          -------     ------------   ----------
Louis M. Diemer (Class A).........................     100           *                --           100
Steven C. Goldberg (Class A)......................     100           *                --           100            *
Steven Lenger (Class A)...........................     100           *                --           100            *
Jay Horowitz (Class A)............................     100           *                --           100            *
John J. Nevins (Class A)..........................     100           *                --           100            *
Warren A. Sweberg (Class A).......................     100           *                --           100            *
Mauro Tucci (Class A).............................     100           *                --           100            *
St. Peter's University Hospital (Class B)......... 177,500         96%                --       177,500          96%

All Executive Officers and Directors as a Group
  (18 persons).................................        700           *                --           700            *

---------
* Less than 1% of total outstanding common stock, but represents 1.3% each of our outstanding Class A stock and 9.3% as a group (18 persons).

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


         Medical Associates of New Brunswick and The Family Practice Center of St. Peter's University Hospital, Inc. have independently entered into management contracts with us.

         Dr. Mauro Tucci, one of our shareholders and directors, is the Chief Executive Officer and one of the owners of Medical Associates of New Brunswick. The Family Practice Center of St. Peter's University Hospital, Inc. is an affiliate of St. Peter's University Hospital, of which we are a majority-owned subsidiary. Under the terms of these agreements, the companies are obligated to us for a fixed percentage of the companies' net collections or revenues, in exchange for our practice management services which include business office, general administration, managed care administration and/or information systems and services.

         St. Peter's University Hospital, of which we are a majority-owned subsidiary, has a contract with us. That contract is similar to the contract between us and Aetna in that we bear the risk for St. Peter's University Hospital's health care costs if they exceed the premium paid by St. Peter's University Hospital to us. Under St. Peter's Self Insurance Plan, we provide medical management and St. Peter's pays its own employees' claims, which are processed by a third party administrator.



                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 4,000,000 shares of common stock, without par value.

         We have four (4) classes of common stock. Class A voting stock may only be purchased by selected qualifying physicians. Class B voting stock may only be purchased by hospitals. Class C and Class D stock are non-voting.

         The ownership requirements and restrictions for Class C stock have not been fully developed at this time. It is anticipated, however, that up to 20% of the Company's stock will be issued to existing stockholders as incentives or as a conversion from Class A stock on retirement and/or issued to senior management and other individuals not participating in the delivery of medical services.

         The ownership requirements and restrictions for Class D stock have not been fully developed at this time, however, it is anticipated that up to 20% of this class of common stock will be made available for purchase by certain qualified third party investors. Among those potential Class D investors may be persons or entities that provide business services or consulting services to us and that, as part of their compensation for said services, may be entitled to receive Class D stock.

         The sale of Class C or D stock as well as the sale of additional Class A or B stock may dilute the interest of the purchasers of Class A and/or Class C stock who subscribe to this offering.

         As of the date of this prospectus, there were 7,500 shares of class A common stock and 177,500 of class B common stock issued and outstanding.

Common Stock

         Holders of Class A and Class B common stock are entitled to one (1) vote for each 100 shares held of record on all matters to be voted on by the shareholders and do not have cumulative voting rights. Holders of Class C and Class D common stock are not entitled to vote on any matters submitted to the shareholders. The election of directors is voted on in the following manner. The holders of Class A common stock, voting as a class, have the right to elect seven (7) directors, four of whom are primary care physicians and three of whom are specialty physicians. The holders of Class B common stock, voting as a class, have the right to elect seven directors. The holders of Class D common stock, voting as a class, have the right to elect three (3) directors who are non-voting directors and so do not have any right to vote on any matters before the Board of any committees of the Board. The Class A and D directors and the Class B directors are each elected by a plurality of the votes cast by those voting as a class. All other matters are determined by a majority of the votes cast in any class voting as a group. Our Certificate of Incorporation requires that holders of Class A, Class B, Class C and Class D, if required by law, with respect to a sale of our Company, will vote as individual classes. The holders of Common Stock are entitled to receive dividends when declared by the Company's Board of Directors out of funds legally available for the payment thereof. The shares of Class A common stock that will be outstanding upon the consummation of the offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.


         Holders of Class A common stock must be either New Jersey professional services corporations formed pursuant to N.J.S.A. 14A:17-1 et seq. for the purpose of the practice of medicine or New Jersey licensed physicians and fully credentialed members of the United Medical Group, P.C.


         Holders of common stock of any class have neither any preemptive or subscription rights, nor any redemption or conversion rights.

Limitation on Liability

         Our Certificate of Incorporation limits or eliminates the liability of our directors or officers to us and our stockholders for monetary damages to the fullest extent permitted by the New Jersey Business Corporation Act, as amended. The law provides that a director of a corporation shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (i) for any breach of such person's duty of loyalty; (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;
(iii) for the payment of unlawful dividends and certain other actions prohibited by New Jersey corporate law; and (iv) for any transaction resulting in receipt by such person of an improper personal benefit.

         We have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. See "Business -- Legal Proceedings" for a discussion of pending litigation.


Transfer Agent and Registrar

         We serve as the transfer agent and registrar for our common stock.


                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, we will have 50,000 shares of Class A common stock and 20,000 shares of Class C common stock outstanding. The shares will be freely tradeable without restriction or further registration under the Act. The shares are, however, subject to restrictions on transfer that are contained in our by-laws.


                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us by Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP, Woodbridge, New Jersey.


                                     EXPERTS

         Our financial statements as of December 31, 2000 and 1999, and for each of the years then ended included in this prospectus have been audited by WithumSmith + Brown, independent certified public accountants, in reliance on their reports, given upon their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus, which constitutes a part of a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") filed by us with the SEC under the Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to Partners In Care and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below.

         Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

         We are subject to certain of the informational reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, files reports and other information with the SEC. Such reports and other information can be inspected and copied at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained in person from the Public Reference Section of the SEC at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates.

  Additionally, such material may be obtained at the web site the SEC maintains at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                             PARTNERS IN CARE, CORP.
                        CONTENTS TO FINANCIAL STATEMENTS

                                                                         PAGE
                                                                      ----------
Independent Auditors' Report                                              F-1


Balance Sheets
June 30, 2001 (Unaudited) and December 31, 2000 and 1999                  F-2


Statements of Income
For the Six Months Ended June 30, 2001 (Unaudited)
and 2000 (Unaudited) and For the Years Ended
December 31, 2000, 1999 and 1998                                          F-3


Statements of Stockholders' Equity
For the Years Ended December 31, 2000, 1999 and 1998
and For the Six Months Ended June 30, 2001 (Unaudited)                    F-4


Statements of Cash Flows
For the Six Months Ended June 30, 2001 (Unaudited)
and 2000 (Unaudited) and For the Years Ended
December 31, 2000, 1999 and 1998                                          F-5


Notes to Financial Statements                                         F-6 - F-16

INDEPENDENT AUDITORS' REPORT


To the Board of Directors,
Partners In Care, Corp.:

We have audited the accompanying balance sheets of Partners in Care, Corp. as of December 31, 2000 and 1999, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of Partners in Care, Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partners In Care, Corp. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



WithumSmith+Brown
New Brunswick, New Jersey
January 26, 2001

                             PARTNERS IN CARE, CORP.
                                 BALANCE SHEETS

                                                                   June 30                     December 31,
                                                                 -----------        -------------------------------
                                                                    2001                2000                1999
                                                                 -----------        -----------         -----------
                                                                 (Unaudited)
ASSETS
Current Assets:
   Cash                                                          $ 2,950,941        $ 1,554,039         $   548,887
   Accounts receivable, less allowance for doubtful
     accounts of $98,500, $98,500 and $108,507
     in 2001, 2000 and 1999 respectively                             708,694            387,711           1,061,430
   Healthcare provider fees receivable                            41,003,124         38,457,189          19,532,632
   Healthcare provider fees receivable - SPUH                      1,013,050          1,757,132              --
   Stop-loss recoveries receivable                                   612,978            344,694             531,459
   Deferred income taxes                                             257,200            273,700              --
   Other current assets                                              179,573            125,321             102,598
                                                                 -----------        -----------         -----------
       Total Current Assets                                       46,725,560         42,899,786          21,777,006
Property and Equipment - Net                                         157,986            187,132             307,949
Intangible Assets - Net                                               26,400             27,500             228,195
Due From Related Party                                               119,220            661,587              --
Deferred Income Taxes                                                158,500            158,500              --
Other Assets                                                          31,311             28,352             108,218
                                                                 -----------        -----------         -----------
       TOTAL ASSETS                                              $47,218,977        $43,962,857         $22,421,368
                                                                 ===========        ===========         ===========

       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Accounts payable                                              $   284,761        $   830,826         $   679,818
   Accrued expenses                                                1,298,111            969,200             688,751
   Accrued payroll and benefits                                      819,207            801,163             585,047
   Income taxes payable                                              609,018            334,980               9,200
   Healthcare provider fees payable                               35,672,814         32,770,410          15,839,832
   Due to related party, net                                          --                 --                 301,743
   Current portion of provider distributions payable               1,551,013          2,135,141             676,483
   Current maturities of long-term debt - related party              161,602            161,602              --
                                                                 -----------        -----------         -----------
       Total Current Liabilities                                  40,396,526         38,003,322          18,780,874

Long-Term Debt - Related Party, Net of Current Maturities            151,022            231,823              --
Provider Distributions Payable, Net of Current Portion               387,753            533,785             971,466

Stockholders' Equity:
   Class A common stock, no par value, 1,000,000 shares
     authorized, 7,500 shares issued and outstanding                 180,800            180,800             180,800
   Class B common stock, no par value, 1,000,000 shares
     authorized, 177,500 issued and outstanding                    5,325,110          5,325,110           5,325,110
   Notes receivable - Class A common stock                            (4,586)           (12,526)            (19,059)
   Retained earnings (accumulated deficit)                           782,352           (299,457)         (2,817,823)
                                                                 -----------        -----------         -----------
       Total Stockholders' Equity                                  6,283,676          5,193,927           2,669,028
                                                                 -----------        -----------         -----------

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $47,218,977        $43,962,857         $22,421,368
                                                                 ===========        ===========         ===========

The Notes to Financial Statements are an integral part of these statements.

                             PARTNERS IN CARE, CORP.
                              STATEMENTS OF INCOME

                                                      For the Six Months Ended
                                                               June 30,                 For the Years Ended December 31,
                                                      --------------------------     --------------------------------------
                                                         2001           2000            2000          1999         1998
                                                      -----------    -----------     -----------   -----------   -----------
                                                             (Unaudited)
Net Revenues:
  Health Plan Risk Management:
   Net revenues                                       $33,751,813    $20,033,491     $51,696,401   $28,457,760   $12,891,930
   Net revenues - related party                         4,526,694      4,440,057       8,875,508        --            --
                                                      -----------    -----------     -----------   -----------   -----------
     Total Health Plan Risk Management                 38,278,507     24,473,548      60,571,909    28,457,760    12,891,930

  Physician Support Services:
   Net revenues                                            --              6,524           6,524       208,706        90,205
   Net revenue-related parties                          1,101,167      1,353,778       2,244,956     3,269,894     3,121,148
                                                      -----------    -----------     -----------   -----------   -----------
     Total Physician Support Services                   1,101,167      1,360,302       2,251,480     3,478,600     3,211,353
                                                      -----------    -----------     -----------   -----------   -----------
  Total Net Revenues                                   39,379,674     25,833,850      62,823,389    31,936,360    16,103,283

Costs and Expenses:
  Cost of Revenues:
   Health Plan Risk Management:
    Cost of revenues                                   28,850,022     18,161,037      44,663,342    19,887,371     7,401,671
    Cost of revenues - related parties                  3,198,755      2,668,981       6,202,830     3,901,157     2,106,856
                                                      -----------    -----------     -----------   -----------   -----------
     Total Health Plan Risk Management                 32,048,777     20,830,018      50,866,172    23,788,528     9,508,527

   Physician Support Services:
    Cost of revenues                                    2,153,856      2,144,457       4,141,519     3,010,385     3,586,058
    Cost of revenues - related parties                    192,787         42,445         261,454       215,561       129,332
                                                      -----------    -----------     -----------   -----------   -----------
     Total Physician Support Services                   2,346,643      2,186,902       4,402,973     3,225,946     3,715,390
                                                      -----------    -----------     -----------   -----------   -----------
Total Cost of Revenues                                 34,395,420     23,016,920      55,269,145    27,014,474    13,223,917

Provider Distributions                                    834,072        362,802       1,834,900     1,034,724       596,457
General and Administrative                              2,252,933      1,833,737       3,277,302     3,062,597     2,052,263
                                                      -----------    -----------     -----------   -----------   -----------

Total Costs and Expenses                               37,482,425     25,213,459      60,381,347    31,111,795    15,872,637
                                                      -----------    -----------     -----------   -----------   -----------

Income From Operations                                  1,897,249        620,391       2,442,042       824,565       230,646

Other (Income) Expense:
  Interest income                                         (52,916)       (44,956)        (89,163)      (76,891)      (24,123)
  Interest expense                                         20,755         53,714          91,457       101,861        44,141
  Gain on exchange of intangibles for
   cancellation of debt                                    --            (37,505)        (37,505)       --            --
  Loss on disposal of property and equipment               --             --              44,677        --            --
                                                      -----------    -----------     -----------   -----------   -----------
     Total Other (Income) Expense - Net                   (32,161)       (28,747)          9,466        24,970        20,018
                                                      -----------    -----------     -----------   -----------   -----------

Income Before Income Taxes and Cumulative
   Effect of Change in Accounting Principle             1,929,410        649,138       2,432,576       799,595       210,628

Provision For (Benefit From) Income Taxes                 847,601         40,202         (85,790)        9,200        --
                                                      -----------    -----------     -----------   -----------   -----------

Income Before Cumulative Effect of Change
   in Accounting Principle                              1,081,809        608,936       2,518,366       790,395       210,628

Cumulative Effect of Change in Accounting
   Principle                                               --             --              --            --            41,994
                                                      -----------    -----------     -----------   -----------   -----------

Net Income                                            $ 1,081,809    $   608,936     $ 2,518,366   $   790,395   $   168,634
                                                      ===========    ===========     ===========   ===========   ===========
Basic Earnings Per Share                              $      5.85    $      3.29     $     13.61   $      4.27   $       .93
                                                      ===========    ===========     ===========   ===========   ===========
Weighted Average Number of Common
   Shares Outstanding                                     185,000        185,000         185,000       185,000       182,000
                                                      ===========    ===========     ===========   ===========   ===========

The Notes to Financial Statements are an integral part of these statements.

                             PARTNERS IN CARE, CORP.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
             AND FOR THE SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED)


                                                                               Notes
                                                                             Receivable-       Retained
                                                    Common Stock               Class A         Earnings           Total
                                              ----------------------------     Common        (Accumulated      Stockholders'
                                                Class A         Class B         Stock           Deficit)          Equity
                                              -----------      -----------   ------------     ------------     ------------
Balance, December 31, 1998                      $180,800       $5,325,110    $(127,500)       $(3,608,218)      $1,770,192

Repayment of Notes Receivable - Class A
   Common Stock                                    --              --          108,441             --              108,441

Net Income                                         --              --             --              790,395          790,395
                                              -----------      -----------   ------------     -------------     ----------

Balance, December 31, 1999                       180,800        5,325,110      (19,059)        (2,817,823)       2,669,028

Repayment of Notes Receivable - Class A
   Common Stock                                    --              --            6,533             --                6,533

Net Income                                         --              --             --            2,518,366        2,518,366
                                              -----------      -----------   ------------     -------------     ----------

Balance, December 31, 2000                       180,800        5,325,110      (12,526)          (299,457)       5,193,927

Repayment of Notes Receivable - Class A
   Common Stock                                    --              --            7,940              --               7,940

Net Income (Unaudited)                             --              --             --            1,081,809        1,081,809
                                              -----------      -----------   ------------     -------------     ----------

Balance, June 30, 2001 (Unaudited)              $180,800       $5,325,110    $  (4,586)       $   782,352       $6,283,676
                                              ===========      ===========   ============     =============     ==========

The Notes to Financial Statements are an integral part of these statements.

                             PARTNERS IN CARE, CORP.
                            STATEMENTS OF CASH FLOWS


                                                                                           For the Six Months Ended
                                                                                         ----------------------------
                                                                                           June 30,         June 30,
                                                                                             2001            2000
                                                                                         ------------    ------------
                                                                                                   (Unaudited)

Cash Flows From Operating Activities:
   Net income                                                                            $  1,081,809    $    608,937
   Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
     Cumulative effect of change accounting principle                                            --              --
     Depreciation and amortization                                                             54,433          91,318
     Gain on exchange of intangibles for cancellation of debt                                    --           (37,505)
     Loss on disposal of property and equipment                                                  --              --
     Deferred income taxes                                                                     16,500            --
     Change in:
       Accounts receivable                                                                   (320,983)       (113,426)
       Healthcare provider fees receivable                                                 (2,545,935)    (12,087,598)
       Healthcare provider fees receivable - SPUH                                             744,082      (3,731,874)
       Stop-loss recoveries receivable                                                       (268,284)         56,101
       Other current assets                                                                   (54,252)         43,355
       Other assets                                                                              --              --
       Accounts payable                                                                      (546,065)       (433,027)
       Accrued expenses                                                                       328,911         348,796
       Accrued payroll and benefits                                                            18,044         334,113
       Income taxes payable                                                                   274,038          26,502
       Healthcare provider fees payable                                                     2,902,404      15,522,569
       Provider distributions payable                                                        (179,853)        104,393
                                                                                         ------------    ------------
         Net Cash Provided By (Used in) Operating Activities                                1,504,849         732,654

Cash Flows From Investing Activities:
   Purchases of property and equipment                                                        (24,187)        (37,765)
   Change in due from related party                                                              --              --
   Change in security deposits                                                                 (2,959)          3,887
                                                                                         ------------    ------------
         Net Cash Used in Investing Activities                                                (27,146)        (33,878)

Cash Flows From Financing Activities:
   Proceeds from issuance of common stock - net of costs                                         --              --
   Payments of long-term debt                                                                 (80,801)           --
   Payments of long-term debt - related party                                                    --              --
   Change in due to related party, net                                                           --           106,206
                                                                                         ------------    ------------
         Net Cash (Used in) Provided By Financing Activities                                  (80,801)        106,206
                                                                                         ------------    ------------

Net Increase (Decrease) in Cash                                                             1,396,902         804,982
Cash at Beginning of Period                                                                 1,554,039         548,887
                                                                                         ------------    ------------
Cash at End of Period                                                                    $  2,950,941    $  1,353,869
                                                                                         ============    ============






                                                                                 For the Years Ended December 31,
                                                                           --------------------------------------------
                                                                                2000           1999            1999
                                                                           ------------    ------------    ------------

Cash Flows From Operating Activities:
   Net income                                                              $  2,518,366    $    790,395    $    168,634
   Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
     Cumulative effect of change accounting principle                              --              --            41,994
     Depreciation and amortization                                              152,243         324,434         303,782
     Gain on exchange of intangibles for cancellation of debt                   (37,505)           --              --
     Loss on disposal of property and equipment                                  44,677            --              --
     Deferred income taxes                                                     (432,200            --              --
     Change in:
       Accounts receivable                                                      673,719        (344,532)       (290,484)
       Healthcare provider fees receivable                                  (18,924,557)    (10,694,363)     (3,796,309)
       Healthcare provider fees receivable - SPUH                            (1,757,132)           --              --
       Stop-loss recoveries receivable                                          186,765         (90,526)       (440,933)
       Other current assets                                                     (22,723)        (39,038)         (7,058)
       Other assets                                                                --            (3,816)        (72,163)
       Accounts payable                                                         151,008          23,892          97,036
       Accrued expenses                                                         516,449         (76,561)        686,348
       Accrued payroll and benefits                                             216,116         367,968          82,609
       Income taxes payable                                                     325,780           9,200            --
       Healthcare provider fees payable                                      16,930,578       9,187,777       2,890,242
       Provider distributions payable                                         1,027,510         664,608         319,078
                                                                           ------------    ------------    ------------
         Net Cash Provided By (Used in) Operating Activities                  1,569,094         119,438         (17,224)

Cash Flows From Investing Activities:
   Purchases of property and equipment                                          (73,903)       (146,935)        (37,722)
   Change in due from related party                                             (79,339)           --              --
   Change in security deposits                                                    3,887         (32,239)           --
                                                                           ------------    ------------    ------------
         Net Cash Used in Investing Activities                                 (149,355)       (179,174)        (37,722)

Cash Flows From Financing Activities:
   Proceeds from issuance of common stock - net of costs                           --              --            20,300
   Payments of long-term debt                                                      --              --           (43,743)
   Payments of long-term debt - related party                                  (414,587            --              --
   Change in due to related party, net                                             --          (312,604)        614,347
                                                                           ------------    ------------    ------------
         Net Cash (Used in) Provided By Financing Activities                   (414,587)       (312,604)        590,904
                                                                           ------------    ------------    ------------

Net Increase (Decrease) in Cash                                               1,005,152        (372,340)        535,958
Cash at Beginning of Period                                                     548,887         921,227         385,269
                                                                           ------------    ------------    ------------
Cash at End of Period                                                      $  1,554,039    $    548,887    $    921,227
                                                                           ============    ============    ============


  The Notes to Financial Statements are an integral part of these statements.

                            PARTNERS IN CARE, CORP.
                         NOTES TO FINANCIAL STATEMENTS

Note 1 -- Summary of Significant Accounting Policies:
              Significant accounting policies followed by Partners in Care, Corp. (PIC) in the preparation of the accompanying financial statements are summarized below:

              Nature of Business Operations
              PIC is a for-profit, majority owned subsidiary of St. Peter's University Hospital (SPUH) located in Somerset, New Jersey. The Company manages its business based on the following two operating segments:

              Health plan risk management which provides a health care delivery system ('network') for the benefit of Aetna US Healthcare (AUSHC) HMO members and SPUH ERISA contract members (members) who choose, as their primary care physician, one of the physicians in the PIC 'network' of doctors. The Company contracts with independent physicians throughout Central New Jersey who provide medically necessary primary care health services and acts on behalf of the members to coordinate healthcare to be provided by specialist physicians, hospitals and other health care providers. The participating physicians generally also have patients who are not members.

              AUSHC is responsible for marketing the HMO, collecting premiums, administering claims and reporting to PIC. AUSHC provides premium and claims data as well as data on all HMO members. SPUH has retained a third party administrator to report claims paid information to PIC.

              PIC is responsible to ensure that each health care provider in the network provides the basic benefits and services as contained in the AUSHC and SPUH ERISA agreements. The intention of the Company is to provide high quality, cost effective health care by including participating physicians in the planning, implementation and improvement of network performance and providing incentives for cost efficiency and increased performance.

              Physician support services which offers a full range of management services to physicians offices primarily in the areas of billing and collection. Other services include business office administration, general administration, managed care administration and information systems and services. In addition, the Company provided a network of medical data which is accessible by hospitals and physicians that subscribe to the service.

              Revenue Recognition

              Health plan risk management -- Under a risk sharing formula, PIC receives as revenue a percentage of the premium charged by AUSHC to members who choose one of the PIC network of doctors as their primary care physician. Premium rates are set by AUSHC and generally recognized as revenue over the term of coverage. The contract allows for the percentage of premiums paid to PIC to be adjusted based upon AUSHC's experience rating. The rating is determined based upon the percentage of HMO medical delivery costs incurred to premiums earned by AUSHC for the State of New Jersey. Such revenue is recognized based on the experience ratings filed with the State of New Jersey. Revenue on the SPUH ERISA contract is recognized on a contractually agreed to per member per month amount.

                        PARTNERS IN CARE, CORP.
                    NOTES TO FINANCIAL STATEMENTS


Note 1 -- Summary of Significant Accounting Policies (Continued):

              Revenue Recognition (Continued)

              Health plan risk management (continued)
              Medical delivery costs for health care services provided to enrollees are estimated by management based upon data submitted by AUSHC and the SPUH third party administrator, and provisions for incurred but not reported claims. PIC estimates the amount of the provision for incurred but not reported claims using standard actuarial methodologies based upon historical data including the period between the date services are rendered and the date claims are received and paid, expected medical cost inflation, seasonality patterns and increases in membership. The estimates for submitted claims and incurred but not reported claims are made on an accrual basis and adjusted in future periods as required. Management believes that PIC's reserves for medical delivery costs are adequate to satisfy its ultimate claim liability.

              The Company has elected not to net their healthcare provider fees receivable against their healthcare provider fees payable.

              Physician support services -- PIC generally receives as revenue a percentage of the cash receipts of the physician office for which management services are being provided. Revenues are generally recorded in the period which the physician practice office collects the fees.

              Property and Equipment
              Property and equipment are stated at cost. Depreciation is provided under the straight-line method based upon the following estimated useful lives:

              Description                          Years
              -----------                          -----
              Furniture and Fixtures                5-7
              Computers                             5
              Leasehold Improvements                *

             *Estimated useful life of the asset or term of the lease, whichever is shorter.

              Major replacements of, or improvements to, property and equipment are capitalized. Minor replacements, repairs and maintenance are charged to expense as incurred. Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in operations.

              Intangible Assets
              Intangible assets consist of a software license agreement and Right of First Refusal (ROFR) to purchase the practices of physicians participating in the private placement offering of Class A stock. These intangible assets are recorded at cost and are being amortized on the straight-line basis over the following estimated useful lives:

              Description                               Years
              -----------                               -----
              Software License Agreement                 5
              ROFR                                      15


              The Company disposed of the software license agreement in January 2000.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Continued):

           Start-Up Costs
           The Company adopted statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," effective January 1, 1998. The Statement specifies that one time costs associated with the start-up of new programs, including costs incurred in connection with the organization of an entity, should be expensed as incurred. The cumulative effect of the change was to decrease net income for the year ended December 31, 1998 by $41,994, which has been reported as a cumulative effect of a change in accounting principle.

           Retirement Plan
           PIC sponsors a discretionary contributory thrift and savings plan for substantially all PIC's employees, which qualifies under Section 401
           (k) of the Internal Revenue Service Code. The Company's contributions to the plan are based upon 4 percent of eligible employees salaries and amounted to $57,344 and $34,605 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and $80,441, $58,619 and $37,777 for the years ended December 31, 2000, 1999 and 1998, respectively.

           Income Taxes
           Deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on the Corporation's income tax returns for the year reported.

           Use of Estimates
           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           New Accounting Standards
           In June 1998, the Financial Accounting Standard Board issued Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. Subsequent to the issuance of SFAS 133, the FASB has received many requests to clarify certain issues causing difficulties in implementation. In June 2000, the FASB issued SFAS 138, which responds to those requests by amending certain provisions of SFAS
           133. These amendments include allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of selected inter-entity foreign currency exposures that reduce the need for third party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. The Company adopted SFAS 133 and the corresponding amendments of SFAS 138 in the first quarter of 2001. SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's results of operations, financial position and cash flows.

                        PARTNERS IN CARE, CORP.
                    NOTES TO FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (Continued):

           New Accounting Standards (Continued)
           In December 1999 the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company has adopted the provisions of SAB 101 in their financial statements for all periods presented. The adoption of SAB 101 did not have a material impact on the Company's results of operations, financial position and cash flows.

           Concentration of Credit Risk
           PIC generated approximately 85 and 78 percent of its revenues from the provider agreement with AUSHC for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and approximately 82, 89 and 77 percent for the years ended December 31, 2000, 1999 and 1998, respectively. However, the deterioration of the financial condition of this significant customer could have a material adverse effect on PIC's operations. In addition, 100 percent of healthcare provider fees receivable which are due from AUSHC may be offset by 100 percent of healthcare provider fees payable.

           Earnings Per Common Share
           The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which requires presentation of basic earnings (loss) per share (Basic EPS) and diluted earnings
           (loss) per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock (options, warrants, convertible securities or contingent stock arrangements). SFAS 128 also requires presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of securities in a public market.

           Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. Refer to Note 14 for methodology for determining earnings per share.

Note 2 - Healthcare Provider Fees:
           PIC has entered into a contract with US Health Care/The Health Maintenance Organization of New Jersey, Inc., a wholly owned subsidiary of AUSHC. The purpose of this agreement is to establish a health care delivery system to be provided by PIC for the benefit of US Healthcare HMO members. The agreement expires on July 1, 2003.

           The terms of the contract with AUSHC provide that AUSHC, as our agent, charges to and collects premiums from its HMO members and summarizes the data relative to those members who have selected a doctor from our network as their primary care physician. AUSHC adjusts the premiums in the data summary for the rate for premium due to us at that time. The percentage of AUSHC premiums to which we are entitled is the greater of AUSHC's medical loss ratio for New Jersey as filed with the State of New Jersey Department of Insurance or of AUSHC's percentage as outlined in the contract. AUSHC also accumulates data of claims paid directly to health care providers for these same members and prepares an estimate of claims that have been incurred but not reported. PIC adjusts the incurred but not reported claims monthly in accordance with a semi-annual independent analysis by an actuary that tracks claims history and established actuarially sound completion factors. The excess of our portion of premiums over actual claims and incurred but not reported claims is remitted to us. Similarly, any excess of claims over our portion of premiums is remitted to AUSHC on a quarterly basis. AUSHC markets its HMO system, enrolls members, procures and maintains

                        PARTNERS IN CARE, CORP.
                    NOTES TO FINANCIAL STATEMENTS


Note 2 - Healthcare Provider Fees (Continued):

           all regulatory approvals, processes claims, collects and processes all premium payments made by and on behalf of members, disburses payments to us and provides customary assistance in administration of the program.

           PIC has also entered into a risk-sharing contract with SPUH, its primary stockholder. This contract requires the Company to provide complete medical services for the members covered by the SPUH ERISA plan.

Note 3 - Property and Equipment:
           Property and equipment consists of the following:


                                                                              June 30,                December 31,
                                                                            ------------      --------------------------
                                                                                2001              2000         1999
                                                                            ------------      -----------   ------------
                                                                            (Unaudited)

           Furniture and Fixtures                                           $ 50,342            $ 45,555     $ 60,990
           Computers                                                         587,791             568,391      597,936
           Leasehold Improvements                                             29,047              29,047       25,948
                                                                            --------            --------     --------
                                                                             667,180             642,993      684,874
           Less Accumulated Depreciation
             and Amortization                                                509,194             455,861      376,925
                                                                            --------            --------     --------
           Property and Equipment - Net                                     $157,986            $187,132     $307,949
                                                                            ========            ========     ========

           Depreciation and amortization expense included as a charge to operations amounted to $53,333 and $90,218 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and $150,043, $123,730 and $104,182 for the years ended December 31,
           2000, 1999 and 1998, respectively.

Note 4 - Intangible Assets:
           Intangible assets consist of the following at:


                                          June 30,             December 31,
                                        ------------   -------------------------
                                           2001           2000             1999
                                        ----------     ----------     ----------
                                         (Unaudited)

Software License Agreement              $     --       $     --       $  992,500
Right of first refusal                      33,000         33,000         33,000
                                        ----------     ----------     ----------
                                            33,000         33,000      1,025,500
Less Accumulated Amortization                6,600          5,500        797,305
                                        ----------     ----------     ----------
Intangible Assets - Net                 $   26,400     $   27,500     $  228,195
                                        ==========     ==========     ==========


           Amortization expense included as a charge to operations amounted to $1,100 and $1,100 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and $2,200, $200,704 and $199,600 for the years ended December 31, 2000, 1999 and 1998, respectively.

           During 2000, the Company returned the software license in exchange for the cancellation for outstanding debt included in accrued expenses at December 31, 1999.

                        PARTNERS IN CARE, CORP.
                    NOTES TO FINANCIAL STATEMENTS


Note 5 - Long-Term Debt - Related Party:
           Long-term debt - related party consists of the following at:


                                                           June 30,              December 31,
                                                         ------------      -----------------------
                                                             2001             2000         1999
                                                         ------------      ----------    ---------
                                                         (Unaudited)

Note payable - SPUH,  interest at 9.5  percent,
final payment due June 2003                               $312,624         $393,425        $--

Less Current Maturities                                    161,602          161,602         --
                                                          --------         --------        ---

Long-Term Debt - Related Party, Net of Current
   Maturities                                             $151,022         $231,823        $--
                                                          ========         ========        ===


           Aggregate maturities of long-term debt due within the next five years ended December 31, are as follows:

                           2002                                 $161,602
                           2003                                  151,022
                           2004 and thereafter                     --
                                                                --------
                              Total                             $312,624
                                                                ========

           The Company incurred interest expense to SPUH amounting to $17,089 and $-0- for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and $29,284, $-0- and $-0- for the years ended December 31, 2000, 1999 and 1998, respectively.

Note 6 - Income Taxes:
           The following table presents the principal reasons for the difference between the effective tax rate (benefit) and the U.S. federal statutory income tax rate:


                                                                 June 30,                            December 31,
                                                             ----------------------     ---------------------------------------
                                                             2001         2000             2000         1999          1998
                                                             ----         ----             ----         ----          ----
                                                                (Unaudited)
           US Federal Statutory Income Tax
             Rate                                            35.0%         35.0%            35.0%        35.0%        35.0%
           Benefit of Net Operating Loss
             Carryforwards                                    --          (22.2)           (14.5)       (32.7)       (35.9)
           Change in Valuation Allowance                      --            --             (25.5)         --           --
           Other Differences - Net                            8.9          (1.1)             1.5         (1.1)          .9
                                                            -----         -----            -----        -----        -----
           Effective Income Tax Rate
             (Benefit)                                       43.9          11.7%            (3.5)%        1.2%         -- %
                                                            =====         =====            =====        =====        =====


           The provision for (benefit from) income taxes consists of the following:


                                         June 30,                      December 31,
                                 ----------------------     ------------------------------------
                                   2001          2000         2000        1999            1998
                                   ----          ----         ----        ----            ----
                                       (Unaudited)

Federal - Current                 $657,101      $40,000     $277,850     $   9,000     $    --
State - Current                    174,000          202       68,560           200          --
Benefit of Net Operating Loss
   Carryforwards                      --           --       (352,400)     (354,400)      (54,800)
Deferred                            16,500         --        (79,800)      354,400        54,800
                                 ---------    ---------    ---------     ---------     ---------
     Total                        $847,601      $40,202     $(85,790)    $   9,200     $    --
                                 =========    =========    =========     =========     =========



                        PARTNERS IN CARE, CORP.
                    NOTES TO FINANCIAL STATEMENTS


Note 6 - Income Taxes (Continued):

           The components of deferred tax assets and liabilities are summarized as follows:


                                                                             June 30,               December 31,
                                                                          --------------       -----------------------
                                                                              2001               2000          1999
                                                                          --------------         ----          ----
                                                                            (Unaudited)
           Deferred Income Tax Assets:
              Provider distributions                                         $235,000            $213,600    $ 392,800
              Start-up costs                                                      --                  --       206,400
              Net operating loss/credit carryforwards                             --                  --       352,400
              Accrued expenses                                                167,100             205,000       23,200
              Allowance for doubtful accounts                                  39,200              39,200       39,200
              Valuation allowance                                                 --                  --      (973,800)
                                                                             --------            --------    ---------
                Total Deferred Tax Assets                                    $441,300            $457,800    $  40,200
                                                                             ========            ========    =========

           Deferred Income Tax Liabilities:
              Property and equipment                                         $ 25,600            $ 25,600    $  40,200
                                                                             ========            ========    =========


           The Company provided a 100 percent valuation allowance against their net deferred tax assets in 1999 because they believed that it was more likely than not that none of the Company's net deferred tax assets would be realized.

Note 7- Line of Credit:
           At December 31, 2000, the Company had $500,000 of an unused line of credit with a bank to be drawn upon as needed, with interest at 1 percent above the bank's floating base rate. The line matures one year from the closing date. The line expired June 30, 2001.

Note 8- Related Party Transactions:
           PIC engages in certain transactions with physicians who are also stockholders and board members through its agent, AUSHC. Under the terms of the agreement, AUSHC disburses medical delivery expenses for HMO members in the PIC network to physicians who are also stockholders. Included in Cost of Revenues are medical delivery expenses of $3,198,755 and $2,668,981 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and $6,202,830, $3,901,157 and $2,106,856 for the years ended December
           31, 2000, 1999 and 1998, respectively.

           PIC engages in certain transactions with its majority stockholder, SPUH. These include computer software access fees, management services and direct and indirect expenses, provided on terms agreed upon by the parties. Physician support services included in revenues rendered to SPUH amounted to $200 and $46,388 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and $47,788, $373,911 and $176,414 for the years ended December 31, 2000, 1999 and 1998, respectively. Computer software access fees, included in Revenues, billed to SPUH amounted to $-0- and $165,000 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively and $288,750, $330,000 and $330,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Included in accounts receivable are physician support services fees billed to SPUH of $-0- at June 30, 2001 (unaudited) and $1,783 and $493,526 at December 31, 2000 and 1999, respectively.

                        PARTNERS IN CARE, CORP.
                    NOTES TO FINANCIAL STATEMENTS


Note 8- Related Party Transactions (Continued):

           During 2000, the Company assumed full risk for the administration of SPUH's ERISA self insured employee medical plan. The Company recognized revenue from the plan of $4,526,694 and $4,440,057 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and $8,875,508 for the year ended December 31, 2000. Included in Healthcare provider fees receivable-SPUH were net amounts due from SPUH of $1,013,050 at June 30, 2001 (unaudited) and $1,757,132 at December 31, 2000.

           Medical management expenses paid to SPUH included in cost of revenues amounted to $98,887 and $19,695 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and $164,454, $215,561 and $129,332 for the years ended December 31, 2000, 1999 and 1998, respectively. Included in accounts payable are invoices from SPUH amounting to $-0- at June 30, 2001 (unaudited) and $29,462 and $97,433, at December 31, 2000 and 1999, respectively.

           The Company is obligated to SPUH for provider distributions amounting to $651,346 at June 30, 2001 (unaudited) and $1,043,364 and $917,959 at December 31, 2000 and 1999, respectively. During 2001, 2000 and 1999, the Company made provider distribution payments to SPUH amounting to $542,367, $-0- and $438,810, respectively.

           During 1999, the Company received net advances from SPUH, to fund certain expenses. As of December 31, 1999, the net indebtedness to SPUH was $301,743, of which $90,253 represents net interest accrued at 9 percent. During 2000, certain receivables from SPUH and certain liabilities to SPUH were offset and a note was issued to SPUH with terms, as disclosed in Note 5.

           The Company engages in certain transactions with one of its customers
           (MANB) which is 50% owned by a board member. Physician support services provided to this customer amounted to $167,323 and $189,231 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively and $28,536, $428,304 and $624,876 for the years ended December 31, 2000, 1999 and 1998, respectively. Included in accounts receivable are physician support service fees billed to MANB of $301,108 at June 30, 2001 (unaudited) and $226,855 and $372,679, at December 31, 2000 and 1999, respectively. In addition, medical management consulting expenses included in cost of revenues charged by MANB amounted to $93,900 and $22,750 for the six months ended June 30, 2001 and 2000, respectively and $97,000, $-0- and $-0-for the years ended December 31, 2000, 1999 and 1998, respectively. Included in accounts payable are invoices from MANB of $-0- at June 30, 2001 (unaudited) and $11,800 and $-0- at December 31, 2000 and 1999, respectively.

           The Company engages in certain transactions with one of its customers
           (FPC) which is an affiliate of its parent company, SPUH. Physician support services provided to FPC amounted to $933,644 and $953,159 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively and $1,879,882, $2,137,679 and $1,989,858 for the years ended December 31, 2000, 1999 and 1998, respectively. Included in accounts receivable are physician support service fees billed to FPC of $299,258 at June 30, 2001 (unaudited) and $116,278 and $195,225 at December 31, 2000 and 1999, respectively.

                        PARTNERS IN CARE, CORP.
                    NOTES TO FINANCIAL STATEMENTS


Note 9 - Commitments and Contingencies:
           The principal types of property leased by PIC are office space, equipment and furniture. The most significant obligations under the lease terms are utilities and insurance. Total rent expense for the Company was $164,319 and $163,799 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and $320,050, $184,018 and $84,931 for the years ended December 31, 2000, 1999 and 1998, respectively.

           The approximate aggregate minimum rental commitment under all noncancelable leases (excluding any related expenses) for the years ending after June 30, 2001 are as follows:


                              Year                                       Amount
                              ----                                       ------
                              2002                                      $302,833
                              2003                                       290,286
                              2004                                       249,746
                              2005                                        41,165
                              2006 and thereafter                          1,113
                                                                        --------
                                 Total                                  $885,143
                                                                        ========

Note 10 - Provider Distributions Payable:
           The Company makes distributions to the health care providers in their network, when there is a surplus of healthcare provider fees over medical delivery costs for health care services. The distribution is made at the board's discretion and is dependent upon overall corporate performance, the risk contract surpluses and corporate cash requirements. Each physician's portion is determined based on factors such as network and physician performance. Provider distributions payable amounted to $1,938,766 at June 30, 2001 (unaudited) and $2,668,926 and $1,647,949 at December 31, 2000 and 1999,
           respectively.

Note 11 - Stop Loss Insurance:
           The Company entered into a stop-loss insurance agreement with an insurance company to limit its losses on individual claims. Under the terms of the agreement, the insurance company will reimburse approximately 90 percent of eligible expenses, costs incurred for the maintenance or restoration of health care services, provided to its members in excess of $150,000 per covered member per policy year. The policy has a maximum benefit of $1,000,000 per member per year.

           Stop loss insurance premiums included in cost of revenues amounted to $963,036 and $627,145 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and $1,513,327 $885,259 and $420,120 for the years ended December 31, 2000, 1999 and 1998 respectively. Stop loss insurance recoveries included as a reduction of cost of revenues amounted to $413,679 and $492,443 for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited), respectively, and $700,002, $424,368 and $440,933 for the years ended December 31, 2000, 1999 and 1998 respectively.

Note 12 - Segment Data:
           The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and related Information," which establishes standards for the way companies report information about operating segments. The Company's reportable segments are strategic business units that offer different products and services and are managed separately. Segment data has been presented on a basis consistent with how business activities are reported internally to management.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS

Note 12 - Segment Data (Continued):

          Selected information by industry segment is presented below.

                                    For the Six Months Ended
                                            June 30,                   For the Years Ended December 31,
                                  ----------------------------     -----------------------------------------
                                     2001             2000            2000            1999          1998
                                  -----------      -----------     -----------     -----------   -----------
                                           (Unaudited)
Net Revenues:
  Health Plan Risk Management:
   Net revenues                   $33,751,813      $20,033,491     $51,696,401     $28,457,760   $12,891,930
   Net revenues-related party       4,526,694        4,440,057       8,875,508          --            --
                                  -----------      -----------     -----------     -----------   -----------
    Total Health Plan Risk
     Management                    38,278,507       24,473,548      60,571,909      28,457,760    12,891,930

  Physician Support Services:
   Net revenues                        --                6,524           6,524         208,706        90,205
   Net revenues-related parties     1,101,167        1,353,778       2,244,956       3,269,984     3,121,148
                                  -----------      -----------     -----------     -----------   -----------
    Total Physician Support
     Services                       1,101,167        1,360,302       2,251,480       3,478,600     3,211,353
                                  -----------      -----------     -----------     -----------   -----------
  Total Net Revenues              $39,379,674      $25,833,850     $62,823,389     $31,936,360   $16,103,283
                                  ===========      ===========     ===========     ===========   ===========

Cost of Revenues:
  Health Plan Risk Management:
   Cost of revenues               $28,850,022      $18,161,037     $44,663,342     $19,887,371   $ 7,401,671
   Cost of revenues -
    related parties                 3,198,755        2,668,981       6,202,830       3,901,157     2,106,856
                                  -----------      -----------     -----------     -----------   -----------
    Total Health Plan Risk
     Management                    32,048,777       20,830,018      50,866,172      23,788,528     9,508,527
                                  -----------      -----------     -----------     -----------   -----------

  Physician Support Services:
   Cost of revenues                 2,153,856        2,144,457       4,141,519       3,010,385     3,586,058
   Cost of revenues -
    related parties                   192,787           42,445         261,454         215,561       129,332
                                  -----------      -----------     -----------     -----------   -----------
    Total Physician Support
     Services                       2,346,643        2,186,902       4,402,973       3,225,946     3,715,390
                                  -----------      -----------     -----------     -----------   -----------
Total Cost of Revenues            $34,395,420      $23,016,920     $55,269,145     $27,014,474   $13,223,917
                                  ===========      ===========     ===========     ===========   ===========

Operating Income (Loss):
  Health Plan Risk Management     $ 4,580,617      $ 2,664,639     $ 6,490,253     $ 2,876,039   $ 1,247,893
  Physician Support Services       (1,527,769)      (1,012,803)     (2,717,526)        324,329      (442,023)
                                  -----------      -----------     -----------     -----------   -----------
                                    3,052,848        1,651,836       3,772,727       3,200,368       805,870
  Less Corporate Expenses          (1,155,599)      (1,031,445)     (1,330,685)     (2,375,803)     (575,224)
                                  -----------      -----------     -----------     -----------   -----------
    Total Operating Income
     (Loss)                       $ 1,897,249      $   620,391     $ 2,442,042     $   824,565   $   230,646
                                  ===========      ===========     ===========     ===========   ===========

Total Assets:
  Health Plan Risk Management     $42,629,152      $35,827,462     $40,559,015     $20,064,091   $ 9,279,202
  Physician Support Services          708,694        1,174,856         387,711       1,259,930     1,113,898
  Corporate                         3,881,131        1,801,539       3,016,131       1,097,347     1,373,593
                                  -----------      -----------     -----------     -----------   -----------
    Total Assets                  $47,218,977      $38,803,857     $43,962,857     $22,421,368   $11,766,693
                                  ===========      ===========     ===========     ===========   ===========

Capital Expenditures:
  Health Plan Risk Management     $    --          $    --         $   --          $    --       $    --
  Physician Support Services           --               --             --               --            --
  Corporate                            24,187           37,765          73,903         146,935        37,722
                                  -----------      -----------     -----------     -----------   -----------
    Total Capital Expenditures    $    24,187      $    37,765     $    73,903     $   146,935   $    37,722
                                  ===========      ===========     ===========     ===========   ===========

Depreciation and Amortization:
  Health Plan Risk Management     $    --          $    --         $   --          $   --        $    --
  Physician Support Services           --               --             --              198,500       198,500
  Corporate                            54,433           91,318         152,243         125,934       105,282
                                  -----------      -----------     -----------     -----------   -----------
    Total Depreciation and
     Amortization                 $    54,433      $    91,318     $   152,243     $   324,434   $   303,782
                                  ===========      ===========     ===========     ===========   ===========

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS

Note 13 - Common Stock:
           PIC has four classes of stock. Class A, voting, stock may only be purchased by selected qualifying physicians. Class B, voting, stock may only be purchased by hospitals. Class C and D stock are non-voting.

           On October 2, 2000, the Board of Directors authorized a 100 for 1 stock split, thereby increasing the number of issued and outstanding shares to 185,000. All references in the accompanying financial statements to the number of common shares and per share amounts for December 31, 2000, 1999 and 1998 have been restated to reflect the stock split.

Note 14 - Earnings Per Share:
           Basic EPS for the six months ended June 30, 2001 (unaudited) and 2000 (unaudited) and for the years ended December 31, 2000, 1999 and 1998 have been computed by dividing the net income for each respective period by the weighted average shares outstanding during that period. There are no common stock options or warrants outstanding during these periods.

Note 15 - Supplemental Cash Flow Information:

                                                                     June 30,                       December 31,
                                                               ---------------------     ----------------------------------
                                                                 2001         2000         2000         1999         1998
                                                               --------     --------     --------     --------     --------
                                                                   (Unaudited)
           Cash paid during the years for:
              Interest                                         $ 20,755     $ 53,714     $ 91,457     $  1,689     $    119
              Income taxes                                     $557,000     $   --       $    200     $    225     $  --

           Supplemental Schedule of Non-Cash
              Investing and Financing Activities:
              The Company issued a credit to
                one of its practice management
                customers for furniture and fixtures           $  --        $   --       $  --        $  --        $  9,660
              The Company capitalized rights of
                first refusal as intangible assets
                in exchange for class A common
                stock issued to qualifying physicians          $  --        $   --       $  --        $  --        $ 33,000
              The Company was issued notes in
                exchange for Class A stock issued
                to qualifying physicians                       $  --        $   --       $  --        $  --        $127,500
              Provider distributions applied to
                outstanding notes receivable for
                Class A common stock                           $  7,940     $  6,533     $  6,533     $108,441     $  --
              Accrued expenses canceled in
                conjunction with the disposal of
                intangible assets                              $  --        $236,000     $236,000     $  --        $  --
              The Company converted net
                indebtedness to SPUH with no
                formal repayment schedule to
                long-term debt                                 $  --        $   --       $808,012     $  --        $  --
              A customer receivable included
                in other assets in 1999 was used
                to reduce the net indebtedness to
                SPUH in 2000                                   $  --        $   --       $ 75,979     $  --        $  --
              Advances in due to related party
                applied to provide distributions
                payable                                        $542,637     $438,810     $  --        $  --        $  --

============================================          =============================================


     We have not authorized any dealer,               70,000 Shares
sales person or other person to give any
information or represent anything contained           PARTNERS IN CARE
in this prospectus. You must not rely on any          CORPORATION
unauthorized information.
                                                      Common Stock
     This prospectus is not an offer to
sell, or a solicitation of an offer to buy,
securities in any jurisdiction                        ---------------
where it is unlawful.
                                                      PROSPECTUS
    The information contained in this
prospectus is current as of _________, 2001           ---------------



                                                      ____________, 2001



=============================================         =============================================


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

         The estimated expenses payable in connection with this offering of the shares of common stock offered hereby are as follows:


                                                                                                               Amount
                                                                                                               ------
Securities and Exchange Commission registration fee ......................................................   $    735.00
Printing and engraving expenses ..........................................................................   $  4,300.00
Legal fees and expenses...................................................................................   $ 84,500.00
Accounting fees and expenses..............................................................................   $ 75,000.00
Miscellaneous.............................................................................................   $ 35,465.00
                                                                                                             -----------
Total.....................................................................................................   $200,000.00
                                                                                                             ===========


Item 14. Indemnification of Directors and Officers

         The Registrant's Certificate of Incorporation permits indemnification to the fullest extent permitted by New Jersey law. The Registrant's By-laws require the Registrant to indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any corporate proceeding, by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant shall also indemnify any person who was or is an authorized representative of the Registrant and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the New Jersey Superior Court or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Superior Court or such other court shall deem proper. Such indemnification is mandatory under the Registrant's By-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein.

         The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the shareholders. New Jersey law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant currently maintains a directors and officers liability insurance policy.


Item 15. Recent Sales of Unregistered Securities


         In December 1997, we commenced a private placement of our Class A common stock to physicians who met the criteria for the purchase of such common stock. The closing of the private placement took place on April 17, 1998 and one share of Class A common stock was issued to each of seventy-five physicians who paid a purchase price of $30.00 per share (split adjusted) payable by cash, the issuance of a promissory note to us, the assignment of surplus funds in the physician's risk pool, or by granting us the right of first refusal to purchase the medical practice of the physician.


Item 16. Exhibits and Financial Statement Schedules


         (a) Exhibits:


Exhibit No.                             Description
-----------                             -----------
*    3.1  --   Certificate of Incorporation of the Company..............................
*    3.2  --   Amendment to the Certificate of Incorporation of the Company.............
*    3.3  --   Amendment to the Certificate of Incorporation of the Company.............
     3.4  --   Bylaws of the Company....................................................
     5.1  --   Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP.............
*   10.1  --   Incentive and Nonqualified Stock Option Plan.............................
*   10.2  --   United Medical Group, P.C. Contract......................................
    10.3  --   Aetna U.S. Healthcare Contract...........................................
    10.4  --   Letters Regarding Horizon Arrangement....................................
    23.1  --   Consent of WithumSmith + Brown, P.C......................................
    23.2  --   Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
               (included in opinion filed as Exhibit 51)................................
*   24.1  --   Power of Attorney (included on signature page)...........................
----------------------
*    Previously Filed.

         (b) Financial statement schedules


         All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either included in the financial statements or are not required under the related instructions or are inapplicable, and therefore have been omitted.


Item 17. Undertakings

         The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events
                         arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

                   (iii) To include any material information with respect to
                         the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

                   (iv)  To reflect the results of this offering.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Amendment No. 3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Somerset, New Jersey on October 19, 2001.


                                    PARTNERS IN CARE, CORP.

                                    By: /s/ Dennis G. Wilson
                                       -----------------------------------------
                                          Dennis G. Wilson, President and
                                           Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



         Signatures                                                   Title(s)                         Date
         ----------                                                   --------                         ----
/s/ Bernard J. Kelley*                                    Chairman of the Board,                 October 19, 2001
----------------------                                    Director
Bernard J. Kelley

/s/ Steven C. Goldberg, M.D.*                             Director                               October 19, 2001
-----------------------------
Steven C. Goldberg, M.D.

/s/                                                       Director                               October 19, 2001
-----------------
Frank J. Ryan

/s/                                                       Director                               October 19, 2001
---------------
Mauro Tucci, M.D.

/s/ Robert E. Campbell*                                   Director                               October 19, 2001
-----------------------
Robert E. Campbell

/s/                                                       Director                               October 19, 2001
-----------------
Rev. Mgr. William Capik

/s/ John Calandriello*                                    Director                               October 19, 2001
-----------------------
John Calandriello

/s/ John J. Hoagland*                                     Director                               October 19, 2001
---------------------
John J. Hoagland, Esq.

/s/ Louis Diemer, M.D.*                                   Director                               October 19, 2001
-----------------------
 Louis Diemer, M.D.

/s/                                                       Director                               October 19, 2001
-----------------
Steven Lenger, M.D.

/s/                                                       Director                               October 19, 2001
----------------
Jay Horowitz, M.D.

/s/ John J. Nevins, III, D.O.*                            Director                               October 19, 2001
------------------------------
John J. Nevins, III, D.O.

/s/ Warren A. Sweberg, M.D.*                              Director                               October 19, 2001
----------------------------
Warren A. Sweberg, M.D.

/s/ Dennis G. Wilson                                      President and Chief Executive          October 19, 2001
--------------------                                      Officer and Director
Dennis G. Wilson

/s/ Kevin S. O'Brien*                                     Executive Vice President,              October 19, 2001
---------------------                                     Chief Operating Officer,
Kevin O'Brien                                             Principal Financial Officer and
                                                          Controller

/s/ Bruce Dees*                                           Executive Vice President,              October 19, 2001
---------------                                           Business Development
Bruce Dees

*By /s/ Dennis G. Wilson
------------------------
Dennis G. Wilson,
as attorney-in-fact

                                  EXHIBIT INDEX


Exhibit No.                                   Description

*    3.1      Certificate of Incorporation of the Company.................................
*    3.2      Amendment to Certificate of Incorporation of the Company....................
*    3.3      Amendment to Certificate of Incorporation of the Company....................
     3.4      By-laws of the Company......................................................
     5.1      Opinion of Greenbaum, Rowe, Smith, Ravin,
              Davis & Himmel LLP..........................................................
*   10.1      Incentive and Nonqualified Stock Option Plan................................
*   10.2      United Medical Group, P.C.Contract..........................................
    10.3      Aetna U.S. Healthcare Contract..............................................
    10.4      Letters Regarding Horizon Arrangement.......................................
    23.1      Consent of WithumSmith + Brown, P.C.........................................
    23.2      Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
              (included in Exhibit 5.1)...................................................
*   24.1      Power of Attorney (included on signature page)..............................

-----------------------

*   Previously filed.







                     STATEMENT OF DIFFERENCES

The copyright symbol shall be expressed as..................  'c'
The registered trademark symbol shall be expressed as.......  'r'
The service mark symbol shall be expressed as...............  'sm'